ASSUMPTION, RATIFICATION AND MODIFICATION AGREEMENT

This ASSUMPTION, RATIFICATION AND MODIFICATION AGREEMENT (this "Agreement") is dated as of December 22 , 2023 by and among ENERGEA PORTFOLIO 2 LLC, a Delaware limited liability company ("New Borrower"), ENERGEA GLOBAL LLC ("Prior Borrower"), ENERGEA GERAÇÃO DISTRIBUÍDA DE ENERGIA DO BRASIL S.A., a limited liability company headquartered in Rio de Janeiro ("Energea Brasil"), and LATTICE ENERGEA GLOBAL REVOLVER I LLC, a Delaware limited liability company ("Lender").

R E C I T A L S

WHEREAS, Lender, New Borrower, Energea Brasil and Prior Borrower have previously entered into certain loan agreements, guaranty agreements, instruments and documents, including certain of those set forth on Schedule A attached hereto (together with all other agreements, instruments and documents executed and delivered by Prior Borrower to Lender, each as amended, modified, extended, restated, replaced or supplemented from time to time, collectively referred to herein as the "Loan Documents"), pursuant to which, *inter alia,* Lender provided certain revolving and term loan credit facilities to Prior Borrower and/or its affiliates;

WHEREAS, Prior Borrower and New Borrower have requested that Lender permit Prior Borrower to assign to New Borrower, and New Borrower to assume from Prior Borrower (the "Assignment and Assumption") all of Prior Borrower's obligations and rights under the Loan Documents (collectively, the "Obligations");

WHEREAS, on the terms and conditions set forth in this Agreement, Lender has agreed to permit the Assignment and Assumption of the Obligations from Prior Borrower to New Borrower; and

WHEREAS, the New Borrower and Lender wish to modify certain provisions of the Loan Documents (including by Lender making a new loan to Prior Borrower), as set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Lender, New Borrower, Energea Brasil and Prior Borrower hereby agree as follows:

Section 1. Assumption of Obligations. As of the Effective Date, New Borrower hereby assumes all of Prior Borrower's rights under the Loan Documents and the Obligations, and New Borrower further agrees to pay when due all Obligations of Prior Borrower and to abide by and be bound by all of the terms and conditions of the Loan Documents as "Borrower" thereunder, as though the Loan Documents to which Prior Borrower is a party had been made, executed and delivered by New Borrower as "Borrower" thereunder.

Section 2. Lender Consent to Assignment and Assumption. As of the Effective Date, Lender hereby consents to the Assignment and Assumption, and waives any and all restrictions and prohibitions with respect thereto. Lender's consent to the Assignment and Assumption provided for in this Agreement is not intended to be, and shall not be construed as, a waiver of any provisions of the Loan Documents other than with respect to the restriction or prohibition of the Assignment and Assumption.

Section 3. <u>Cross Default</u>. New Borrower hereby acknowledges and agrees that the failure of New Borrower to (a) make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any indebtedness owed to Lender or guarantee given in favor of Lender, or (b) observe or perform any other agreement or condition relating to any such indebtedness or guarantee, or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such indebtedness or the beneficiary or beneficiaries of such guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), in each case, whether or not related to the Obligations or the Loan Documents, such failure shall automatically result in an event of default under all loan documents evidencing the obligations of New Borrower to Lender.

Section 4. <u>Representations and Warranties; Ratification and Confirmation</u>. New Borrower represents and warrants to Lender that as of the Effective Date: (a) there are no defenses, offsets, or counterclaims to the Loan Documents; and (b) all provisions of the Loan Documents are in full force and effect and no default or event of default has occurred which is continuing under the provisions of any Loan Document. New Borrower hereby acknowledges that it has reviewed the terms and provisions of this Agreement and the Loan Documents and hereby consents to and ratifies all provisions contained therein. New Borrower understands and intends that Lender will rely on these representations and warranties contained herein. New Borrower hereby authorizes Lender to file or record, as applicable, all UCC-1 or UCC-3 financing statements (and all foreign equivalents thereof) as deemed reasonably necessary to perfect Lender's security interests under the Loan Documents and that name the New Borrower as debtor, and Lender as secured party thereunder (the "<u>Financing Statements</u>").

Section 5. <u>Conditions Precedent</u>. This Agreement shall take effect as of the date (the "<u>Effective Date</u>") when the following are received by Lender, or otherwise satisfied in Lender's reasonable discretion:

(i)   this Agreement duly executed and delivered by each of the parties hereto;

(ii)   Allonges to the promissory notes to which Original Borrower is a party and owing to Lender, duly executed and delivered by New Borrower evidencing New Borrower's assumption of Prior Borrower's obligations to Lender under the Notes, in form and substance satisfactory to Lender (collectively, the "<u>Allonges</u>");

(iii)   a 2023 Term Loan Note, duly executed and delivered by Prior Borrower;

(iv)   a First Amendment to Warrant to Purchase Class B Membership Interests, in form and content satisfactory to Lender, duly executed and delivered by Prior Borrower;

(v)   a Pledge Agreement with respect to New Borrower's pledge of equity in Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda., Energea Pedra do Indaiá Ltda., Energea Araxá I Ltda., Energea Divinópolis Ltda., Energea Divinópolis II Ltda., and Energea Micros I Ltda., duly executed and delivered by New Borrower;

(vi)   a Financing Statement naming New Borrower as Debtor and Lender as Secured Party, to be filed with the Secretary of State of the State of Delaware;

(vii) a Deposit Account Control Agreement with respect to each of the DS Account and the VH Account (each as defined in the Credit Agreement as amended hereby), duly executed by New Borrower and the depository bank named therein;

(viii) a Letter Agreement with each of BGTF I Transição Energética Fundo de Investimento em Participações Multiestratégia and VH GSEO UK Holdings Limited regarding distributions of proceeds by Energea BR S.A. and Victory Hill Distributed Energy Investments Limited;

(ix)   Confirmation of the payoff of the $200,000 loan made by Lender to Prior Borrower, it being acknowledged and agreed that such loan was referenced as "ENG-01" on the Revolving Loan Note but such loan was converted to a Term Loan under the Term Loan Note in 2022;

(x)   a certificate signed by the Manager of New Borrower certifying to (a) the Certificate of Formation and the limited liability company agreement of New Borrower, (b) resolutions adopted by the Members of New Borrower authorizing the Assignment and Assumption and the execution and delivery of this Agreement, the Allonges and all other documents to which New Borrower is a party and referenced above, and the performance by New Borrower of its obligations hereunder and thereunder, and the general resolutions, in form and substance satisfactory to Lender and its counsel, authorizing the borrowings under the Loan Documents, and the performance of the other matters specified herein and therein, and (c) the incumbency of the Members and Manager of New Borrower;

(xi)   a certificate signed by the Manager of Prior Borrower certifying to (a) the resolutions adopted by the Members of Prior Borrower authorizing the Assignment and Assumption and the execution and delivery of this Agreement, and the performance by Prior Borrower of its obligations hereunder, including the borrower by Prior Borrower of the 2023 Term Loan, and (b) the incumbency of the Members and Manager of Prior Borrower; and

(xii)   payment of Lender's fees and expenses, including without limitation, those fees and expenses described in Section 11 below.

Section 6.   Amendments to Credit Agreement. The parties hereto agree that, on the Effective Date, and immediately following the Assignment and Assumption, the Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: **double- underlined text**) as set forth in on <u>Exhibit A</u> attached hereto. After giving effect to the amendments set forth in this Section on the Effective Date, the representations, warranties, certifications and, agreements contained in the Credit Agreement and the other Loan Documents are true, complete and accurate in all material respects as of the date hereof; provided, however, that those representations and warranties expressly referring to another date shall be true, correct and complete in all material respects as of such date.

Section 7.   <u>Condition Subsequent</u>.   Within one-hundred twenty (120) days of the Effective Date, New Borrower shall cause the perfection of the Lender's security interests in the projects known as "Divinipolis III" and "Micros" in accordance with the terms of the Credit Agreement and in a manner satisfactory to the Lender. New Borrower agrees and acknowledges that its breach of this Section shall constitute an Event of Default under the Credit Agreement.

Section 8.   <u>Limitations on Waivers; Future Waivers</u>.   Any and all waivers contained in this Agreement are limited to the specific event referenced by such waiver only and shall not, nor shall they be construed as, a waiver of any other default or event of default under the Loan Documents, now existing or hereafter occurring, nor shall anything herein or Lender's actions hereunder be construed so as to imply that Lender has agreed, or is obligated, to grant any future waivers under the Loan Documents.

Section 9.   <u>No Modification</u>.   Except as otherwise set forth herein, this Agreement shall not modify the terms or provisions of Loan Documents, or otherwise constitute a substitution or novation of any of the Loan Documents, and all such documents and instruments shall remain unmodified and in full force and effect in accordance with their terms, and are hereby ratified by New Borrower.

Section 10.   <u>No Impairment of Lien</u>.   Nothing set forth herein shall affect the priority or extent of the lien of the Loan Documents, nor, except as expressly set forth herein, release or change the liability of any party who may now be or after the date of this Agreement, become liable primarily or secondarily, thereunder.

Section 11.   <u>Costs</u>.   Prior Borrower and New Borrower, jointly and severally, agree to pay all fees and reasonable costs, including the reasonable attorney's fees, incurred by Lender as a result of, or otherwise in connection with, this Agreement and the transactions contemplated hereby.

Section 12.   <u>Financial Information</u>.   Prior Borrower and New Borrower each represent and warrant to Lender that, all financial information provided to Lender in connection with Prior Borrower's and New Borrower's requests for the consent and waiver set forth herein were true and correct as of the date provided and remain materially true and correct as of the date of this Agreement.

Section 13.   <u>Further Assurances</u>.   Prior Borrower and New Borrower each hereby agrees to execute and deliver such other instruments, and to provide such further information and take such other action, as Lender may reasonably request in connection with the assignment and assumption contemplated hereunder.

Section 14. <u>Miscellaneous</u>.   (a) This Agreement shall be construed according to and governed by the laws of the State of New York without regard to its internal conflicts rules; (b) if any provision of this Agreement is adjudicated to be invalid, illegal or unenforceable, in whole or in part, it will be deemed omitted to that extent and all other provisions of this Agreement will remain in full force and effect; (c) the captions contained in the Agreement are for convenience of reference only and in no event define, describe or limit the scope of intent or any of the provisions or terms hereof; (d) this Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legal representatives, successors and assigns; and (e) this Agreement may be executed in one or more counterparts.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement by their duly authorized officers as of the date first above written.

NEW BORROWER:

ENERGEA PORTFOLIO 2 LLC



By:_____
Name: Mike Silvestrini
Title: Manager

PRIOR BORROWER:

ENERGEA GLOBAL LLC



By:_____
Name: Mike Silvestrini
Title: Manager

ENERGEA BRASIL:

ENERGEA GERAÇÃO DISTRIBUÍDA DE ENERGIA DO BRASIL S.A.



By:_____
Name: Chris Sattler
Title: Officer

LATTICE ENERGEA GLOBAL REVOLVER 1 LLC

By: Neal Parikh

Name: Neal Parikh

Title: Authorized Representative

EXHIBIT A

Amended Credit Agreement

[attached]

CREDIT AGREEMENT

dated as of October 5th, 2020

among

ENERGEA ~~GLOBAL~~**PORTFOLIO 2** LLC~~,~~
as **"**Borrower**"**

~~ENERGEA PORTFOLIO 2 LLC~~ AND ENERGEA GERAÇÃO DISTRIBUÍDA DE ENERGIA
DO BRASIL S.A.,
as **an "**Additional ~~Obligors~~**Obligor"**

and

LATTICE ENERGEA GLOBAL REVOLVER I LLC,
as **"**Lender~~-~~**"**

Exhibit A	Project Approval Package
Exhibit B	Lender Approval Form
Exhibit C	Notice of Borrowing
Exhibit D	Joinder Agreement
Exhibit E	Reserved
Exhibit F	Revolving Loan Note
Exhibit G	Term Loan Note
Exhibit H	Project Budget Modification
Exhibit I	**2023 Term Loan Note**
Schedule 1	List of Approved Projects
Schedule 2	Term Loan Amortization
Schedule 4.9	Capital Structure
Schedule 4.12	Debt and Liens
Schedule 4.18	Environmental Matters
Schedule 4.22	Plans/Multiemployer Plans
Schedule 4.23	Insurance
Schedule 4.24(a)	Owned Real Property
Schedule 4.24(b)	Leased Real Property
Schedule 6.15	Affiliate Contracts
Schedule 7.1	Security Documents
Schedule 7.3	Account Restrictions
Schedule 9.1	Guaranty Terms

CREDIT AGREEMENT

THIS CREDIT AGREEMENT (this **"Agreement"**) is entered into as of the 5th day of October, 2020 among **ENERGEA ~~GLOBAL~~PORTFOLIO 2 LLC**, a Delaware limited liability company with its principal place of business located at 9 Cedar Lane, Old Saybrook, CT 06475 (**"Borrower"**)~~, ENERGEA PORTFOLIO 2 LLC, a Delaware limited liability company with its principal place of business located at 9 Cedar Lane, Old Saybrook, CT 06475~~, **ENERGEA GERAÇÃO DISTRIBUÍDA DE ENERGIA DO BRASIL S.A.**, a limited liability company headquartered in the Municipality of Rio de Janeiro, State of Rio de Janeiro, at 81 Avenida Graça Aranha, and **LATTICE ENERGEA GLOBAL REVOLVER I LLC**, a Delaware limited liability company having a place of business at 431 E. 20th St., Apt. 14C, New York, NY 10010 (**"Lender"**).

PREAMBLE

WHEREAS, subject to the terms and conditions set forth herein, Borrower has requested Lender to advance Revolving Loans in the maximum principal amount of $5,000,000 to finance in part the construction and/or acquisition of solar projects which qualify as Approved Projects (as defined below) owned by indirect subsidiaries of Borrower referred to herein as the Project SPEs;

WHEREAS, Borrower's direct subsidiaries, referred to herein as the Portfolio Companies, shall arrange for the remaining funding for the construction and/or acquisition of the Approved Projects via an equity offering from the Additional Investors;

WHEREAS, upon completion of construction and subject to the terms and conditions set forth herein**,** Borrower has requested Lender to advance the Term Loan based on the conversion of the outstanding Revolving Loan in the maximum principal amount of $5,000,000**;**

WHEREAS, Borrower, the Portfolio Companies, Energea Brasil and the Project SPEs shall grant the liens contemplated herein on the Collateral (as defined below) to secure Borrower's outstanding obligations hereunder and, if and to the extent provided herein, act as additional obligors with respect to Borrower's outstanding obligations hereunder; and

WHEREAS, Lender has agreed to extend the aforesaid loans subject to the terms and conditions set forth below;

THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties to this Agreement do each hereby agree as follows:

Article I~~ARTICLE I~~
DEFINITIONS AND ACCOUNTING TERMS

Section 1.1   Defined Terms.   The following capitalized terms are used in this Agreement with the respective meanings set forth in this Section 1.1:

"Account Agreement" means, with respect to a General Obligor and each Approved Project, an agreement entered into by and between the Lender, the General Obligor and the respective Project SPE, wherein any bank accounts held by the General Obligor and the respective Project SPE shall be treated as Collateral and subject to a lien and in favor of the Lender in order to guaranty and secure the Borrower's obligations hereunder.

"Additional Investors" means third Person investors which contribute capital to one or more of the Portfolio Companies which is in turn contributed to the Project SPEs to fund one or more Approved Projects.

"Additional Obligor" means (i) each Term Loan Obligor, (ii) each General Obligor, and (iii) each other affiliate of Borrower that may become an "Term Loan Obligor" or a "General Obligor from time to time pursuant to Section 9.2 via execution and delivery of a Joinder Agreement.

"Additional Project Document" means, with respect to each Project, any contract, agreement or other arrangement entered into by any Loan Party after the Drawdown Date of the first Revolving Loan relating to such Project that (a) constitutes a Primary Revenue Agreement, (b) constitutes an Interconnection Agreement, (c) constitutes a Maintenance Services Agreement, (d) replaces or substitutes for an existing Material Project Document or any further replacement or substitution thereof, (e) constitutes an Applicable Permit, or (f) involves the payment of receipt by the applicable Loan Party of more than $10,000 annually or an amount equal to five percent (5%) or more of the applicable Construction Budget or Operating Budget for such Approved Project, as applicable.

"Affiliate" means, when used with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with, the Person specified and shall include another Person who Controls ten percent (10%) or more (on a fully diluted basis) of the voting securities or other equity interest of the Person specified.

"Agreement" means this Credit Agreement, as amended, restated, supplemented, or otherwise modified and in effect from time to time.

"Applicable Permit" means, with respect to each Project, any Permit, including any zoning, environmental protection, pollution, sanitation, regulatory, safety, siting or building Permit that is material and necessary at any given time in light of the development, construction, ownership or operation of such Project to develop, construct, operate, maintain, repair, own or use such Project as contemplated by the Material Project Documents for such Project, to sell electricity, capacity, ancillary services or environmental credits or benefits therefrom, or to enter into any Material Project Document or to consummate any transaction contemplated thereby.

"Applicable Rate" means the rate of interest with respect to any Loan pursuant to Section 2.1(a) or 2.1(b), as applicable.

"Approved Project" means any Project owned by a Project SPE for which, pursuant to Section 2.1(a)(i), Borrower has provided Lender a Project Approval Package (in the form of

Exhibit A: Project Approval Package) and which Lender has approved (in the form of Exhibit B: Lender Approval Form), a list of which shall be maintained by Lender, and updated from time to time by Lender, in Schedule 1: List of Approved Projects. For the avoidance of doubt, Borrower shall not have the authority to revise Schedule 1: List of Approved Projects.

"Assignment Notifications" means, with respect to a General Obligor and each Approved Project, a notification to be sent by the General Obligor and the respective Project SPE to each counterparty to a Material Project Document informing such counterparty about the fiduciary assignment of certain credit rights held by the General Obligor and the Project SPEs against such counterparties to the Material Project Document, which shall be treated as Collateral and subject to a lien granted in favor of the Lender in order to guarantee and secure the Borrower's obligations hereunder.

"Availability Period" means, with respect to the Loans, the period from and including the Closing Date to the Revolving Loan Maturity Date.

"Borrower" has the meaning specified in the introductory paragraph hereto.

"Borrower Account" means the bank account of Borrower with ~~Citizen's Bank~~_____ with account number ~~2231933734~~_____.

"Business Day" means any day other than a Saturday, Sunday, or other day on which banks in the State of Delaware are required or authorized by law to be closed.

"Closing Date" has the meaning specified in Section 3.1.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Collateral" means (i) all the "Collateral"**, "Collateral Accounts"** and "Property" as defined in any Security Document, (ii) all other property described as collateral in Schedule 7.1, and (iii) all other property now or hereafter subject to the Liens granted in the Security Documents.

"Commitments" means the Revolving Loan Commitment and the Term Loan Commitment.

"Contaminant" means any pollutants, hazardous or toxic substances or wastes or contaminated materials which are subject to regulation under, or the Release of which or exposure to which is prohibited, limited or regulated under, any Environmental Law.

"Control" means the possession, directly or indirectly, of the legal power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, and the terms *"Controlling"* and *"Controlled"* shall have the meanings correlative thereto.

"Construction Budget" means that term as defined in Section 3.2(d).

"Conversion Option" means that term as defined in Section 2.1(b)(ii).

"Current P2 Asset" means the projects of Borrower and its Subsidiaries, including Approved Projects, listed on Schedule 6.4.

"Debt" of any Person, means, without duplication: (a) all indebtedness or liability of such Person for borrowed money, or with respect to deposits or advances of any kind; (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments; (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person; (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (including trade obligations and accrued obligations incurred in the ordinary course of business); (e) all indebtedness or liability of others secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (f) all obligations of such Person under capital leases; (g) all obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements; (h) current liabilities of such Person in respect of any Plan; (i) obligations of such Person under letters of credit, bankers acceptances or comparable arrangements; (j) all obligations of such Person under guaranties, endorsements (other than for collection or deposit in the ordinary course of business), and other contingent obligations of such Person to purchase, to provide funds for payment, to supply funds to invest in any Person, or otherwise to assure a creditor against loss; and (k) all other indebtedness of such Person that in accordance with GAAP is classified as liabilities upon the balance sheet of such Person or to which reference is made by footnotes thereto. The Debt of any Person (x) shall include the Debt of any partnership in which such Person is a general partner, and (y) in the case of any limited recourse liability, shall not exceed the amount of such recourse.

"Debtor Relief Laws" means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Default" means an event or condition the occurrence or existence of which, with the lapse of time or the giving of a required notice, or both, would constitute an Event of Default.

"Default Rate" means the Applicable Rate plus ~~one percent (1%)~~**five percent (5%); provided in no event shall the Default Rate exceed the maximum lawful rate which may be contracted for, charged, taken, received or reserved by the Lender in accordance with applicable law**.

"Designated Jurisdiction" means any country or territory to the extent that such country or territory is the subject of any Sanction.

"Dollar" and the sign "$" means lawful money of the United States of America.

"Drawdown Date" means the date (which must be a Business Day) on which any Loan is made.

"DS Account" means a bank account maintained at Brookline Bank which is subject to an account control agreement in favor of Lender and which shall be funded at all times in accordance with Section 5.16(b).

"Energea Brasil" means Energea Geração Distribuída de Energia do Brasil S.A.

"Energea Global" means Energea Global LLC, a Delaware limited liability company with its principal place of business located at 9 Cedar Lane, Old Saybrook, CT 06475**.**

"Environment" means ambient air, surface water and groundwater (including potable water, navigable water and wetlands), the land surface or subsurface strata, the workplace or as otherwise defined in any Environmental Law.

"Environmental Claim" means any accusation, allegation, notice of violation, claim, demand, order, directive, cost recovery action or other cause of action by, or on behalf of, the U.S. Environmental Protection Agency, any other Governmental Authority or any other Person, for damages, injunctive or equitable relief, personal injury (including sickness, disease or death), remedial action costs, tangible or intangible property damage, natural resource damages, nuisance, pollution, any adverse effect on the Environment caused by any Contaminant, or for fines, penalties or restrictions, resulting from or based upon (a) the existence, or the continuance of the existence, of a Release (including sudden or non-sudden, accidental or non-accidental Releases), (b) exposure to any Contaminant, (c) the presence, use, handling, transportation, storage, treatment, or disposal of any Contaminant, or (d) the violation or alleged violation of any Environmental Law.

"Environmental Law" means any and all applicable present and future treaties, laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the Environment, preservation or reclamation of natural resources, the management, use, treatment, storage, disposal, transportation, transfer, generation, processing, production, refining, control, handling, Release or threatened Release of any Contaminant or to health and safety matters; all laws, rules and regulations governing underground or above-ground storage tanks, conditioning transfer of property upon a form of negative declaration or other approval of a Governmental Authority of the environmental condition of a property or requiring the disclosure of conditions relating to Contaminants in connection with transfer of title to or interest in property; conditions or requirements imposed in connection with any Applicable Permits; government orders and demands and judicial orders pursuant to any of the foregoing; any and all other laws, rules and regulations of any Governmental Authority relating to the protection of human health or the Environment from Contaminants; and all amendments or regulations promulgated under any of the foregoing.

"EPC Contract" means, with respect to each Approved Project, the engineering, procurement and construction agreement for the Facility or any other agreement for the supply of equipment or construction services.

"EPC Contractor" means, with respect to each Approved Project, a third party contracted to act as the contractor for such Approved Project pursuant to any EPC Contract.

"Equity Interests" means, for any Person, any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any preferred equity interests, any limited or general partnership interest and any limited liability company membership interest.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time, the regulations and published official interpretations thereunder and judicial interpretations thereof.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with Borrower within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

"ERISA Event" means (a) a Reportable Event with respect to a Pension Plan; (b) the withdrawal of Borrower or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a "substantial employer" as defined in Section 4001(a)(2) of ERISA or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by Borrower or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Pension Plan amendment as a termination under Section 4041 or 404 lA of ERISA, (e) the institution by the PBGC of proceedings to terminate a Pension Plan; (f) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (g) the determination that any Pension Plan is considered an at-risk plan or a plan in endangered or critical status within the meaning of Sections 430, 431 and 432 of the Code or Sections 303, 304 and 305 of ERISA, or (h) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon Borrower or any ERISA Affiliate.

"Event of Default" means any of the events specified in Section 8.1.

"Facility" means a PV System or other renewable energy generation technology approved by Lender.

"Fiscal Year" means the fiscal year of Borrower ending on December 31 of each calendar year. For purposes of this Agreement, any particular Fiscal Year shall be designated by reference to the calendar year in which such Fiscal Year ends.

"General Obligor" means (i) Energea Brasil, and (ii) each other affiliate of Borrower that may become an "General Obligor" from time to time pursuant to Section 9.2 via execution and delivery of a Joinder Agreement.

"Governmental Authority" means any federal, state, provincial, municipal, foreign or other governmental department, agency, commission, board, bureau, court, tribunal, instrumentality, political subdivision, or other entity (including any zoning authority, FERC, the Federal Deposit Insurance Corporation, any state public utilities commission or other agency regulating public utilities or electric utilities, any applicable independent system operator, the Comptroller of the Currency or the Federal Reserve Board, any central bank or any comparable authority) or officer exercising executive, legislative, judicial, regulatory or administrative functions for or pertaining to any government or court, in each case whether associated with the United States, a state, district or territory thereof, or a foreign entity or government.

"Increase Option" means that term as defined in Section 2.1(a)(v).

"Indemnitee" means that term as defined in Section 10.5(c).

"Initial Amount" means an amount equal to $2,500,000.

"Initial COD" means the date the first Approved Project completes construction and achieves commercial operations, substantial completion or its equivalent.

"Interconnection Agreement" means, with respect to each Approved Project, the agreement relating to interconnection of such Approved Project with the relevant electric utility, that does not materially diverge for the form approved by the appropriate Governmental Authorities of the state or country in which such Approved Project is located.

"Joinder Agreement" shall mean a joinder agreement in the form of Exhibit D.

"Key Project Participant" means each Offtaker, EPC Contractor, Maintenance Services Provider, and each Person providing the Project Warranties; *provided, however*, that any Person shall cease to be a Key Project Participant when all material obligations of such Person under all Material Project Documents to which it is a party have been indefeasibly performed and paid in full.

"Knowledge" means, with respect to Borrower, the actual knowledge after due inquiry of any officer, director or manager of the Loan Parties or any Person that may succeed the foregoing Persons in their respective capacities, *provided* that in each case such due inquiry shall not require any inquiry to be made of any Person that is not an Affiliate of Borrower.

"Laws" means, collectively, all Federal, state and local statutes, ordinances, by-laws, codes, rules, rulings, regulations, restrictions, orders, judgments, decrees, writs, judicial or administrative interpretations and injunctions (including without limitation, all applicable building, environmental, zoning and other land use statutes, ordinances, by-laws, codes, rules and regulations and all requirements under an Applicable Permit), whether now or hereafter enacted, promulgated or issued by any Governmental Authority affecting Borrower, any Approved Project or the ownership, construction, development, maintenance, management, repair, use, possession or operation thereof.

"Lender" means Lattice Energea Global Revolver I, LLC, or any successors or assigns thereof.

"Lender's Bank Account" means account no. 613813309 held at JPMorgan Chase Bank, N.A.

"Lien" means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, encumbrance, charge or security interest in or on such asset, whether based on common law, statute, or contract, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset, and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities.

"Loans" collectively means the Revolving Loan and the Term Loans.

"Loan Amount" means the amount drawn from the Commitment according to any particular Loan.

"Loan Documents" means all now existing or hereafter arising instruments, loan agreements and any other agreements and documents governing, evidencing, guarantying, securing or otherwise relating to any or all of the Obligations, together with all amendments, modifications, renewals or extensions thereof, including without limitation, this Agreement, the Revolving Loan Note, the Term Loan Note, the Security Documents, a Joinder Agreement if and when required pursuant to Section 9.2, all other promissory notes, guaranties, mortgages, security documents, deeds to secure debt, deeds of trust, pledges, assignments, contracts, negative pledges, powers of attorney, landlord waivers, trust account agreements, and written matters, whenever executed and delivered to Lender, with respect to the transactions contemplated by this Agreement.

"Loan Parties" or "Loan Party" shall mean Borrower, the Portfolio Companies and the Project SPEs.

"Loan Statement" means the monthly bulletin Lender shall send to Borrower according to Section 2.1(a)(vi) and Section 2.2(b)(iv).

"Loss Proceeds" means all amounts and proceeds (including instruments) in respect of the proceeds of any casualty insurance policy maintained by any Loan Party received in respect of any single event or related series of events with respect to all or any portion of the Collateral and in respect of the proceeds of any condemnation of all or any portion of the Collateral.

"Make-Whole Premium" means an amount equal to (a) in the case of the prepayment of a Revolving Loan, the sum of the amount of interest that would have been payable on such Revolving Loan if such Loan was repaid on the Revolving Loan Maturity Date plus amount of interest that would have been payable on such Revolving Loan if such Loan was converted to a

Term Loan and repaid on the 5th anniversary of applicable conversion date, and (b) in the case of the prepayment of a Term Loan, the amount of interest that would have been payable on such Term Loan if such Loan was repaid on the 5th anniversary of applicable conversion date.

"Maintenance Services Agreement" means, with respect to each Approved Project, a maintenance services agreement that the Project SPE has or intends to execute with a Maintenance Services Provider defining the terms and conditions under which the Maintenance Service Provider has agreed to provide maintenance services for such Approved Project.

"Maintenance Services Provider" means the third party contracted by Borrower, in its capacity as Manager, under each Maintenance Services Agreement.

"Material Adverse Effect" means (a) a material adverse effect on the business, condition (financial or otherwise), operations or properties of Borrower, including, but not limited to, as a result of any change in the energy credit provided for under Section 48 of the Code or any other federal tax credit laws, (b) a material adverse change in the ability of any Key Project Participant to perform its respective material obligations under the Material Project Documents to which it is a party and the result of such inability could reasonably be expected to result in a Material Adverse Effect pursuant to the other clauses hereof, (c) material impairment of the validity or enforceability of this Agreement or any of the other Loan Documents, (d) material impairment of the ability of Lender to enforce any of the rights and remedies of Lender hereunder or under any other Loan Document, (e) material impairment of the ability of Borrower to perform its obligations under any Loan Document to which it is a party, and (f) material impairment of the value of the Collateral, taken as a whole.

"Material Project Documents" means, with respect to each Project, collectively, (a) the Primary Revenue Contract, (b) each EPC Contract, (c) each Project Warranty, and (d) each Additional Project Document, including, but not limited to, each Interconnection Agreement and each Maintenance Services Agreement, and Applicable Permits, site leases and easements or other real property rights in each case relating to such Project.

"Maximum Amount" means an amount equal to $5,000,000.

"Note" means any Revolving Loan Note and any Term Loan Note.

"Notice of Borrowing" means that term as defined in Section 2.1(a)(iii).

"Obligations" means all loans, advances, interest, fees (including interest and fees accruing during the pendency of any proceeding under any Debtor Relief Laws naming Borrower as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding bankruptcy), Debt, liabilities, obligations, guaranties, indemnities, covenants and duties at any time owing by Borrower to Lender or any Affiliate of Lender, of every kind and description, whether or not evidenced by any note or other instrument, whether or not for the payment of money, whether direct or indirect, primary or secondary, absolute or contingent, due or to become due, now existing or hereafter arising, including, but not limited to, the Obligations arising under the each Note, cash management agreements, or any of the other Loan Documents, and all reasonable costs, expenses, fees and charges (including, but not limited to, reasonable attorneys' fees) incurred in connection with any of the foregoing, or in any way involving or relating to the preservation, enforcement, protection or defense of, or realization under this Agreement, any Note, any cash management agreement or any other Loan Document, any related agreement, document or instrument, and the rights and remedies hereunder or thereunder, the Notes and/or any of the other Loan Documents.

"Obligor Actual Net Cash Flow" means, for any period, all revenues received by the Term Loan Obligors and their respective Subsidiaries during such period, *less* any amounts (without duplication) paid (and other amounts required to be paid that are not the subject of a good faith dispute) for operating and administrative expenses during such period by or on behalf of Term Loan Obligors, including taxes.

"Obligor Debt Service" means, for any period, the sum of all scheduled interest, scheduled principal, premiums (if any) and scheduled fees paid or payable during such period in respect of all Debt of the Term Loan Obligors and their respective Subsidiaries, including without limitation the Obligations and debt service for any Debt permitted pursuant to Section 6.2(d).

"Obligor Debt Service Coverage Ratio" means, as of any date following the Closing Date, for any trailing twelve (12) month period ending on such date, the ratio of (x) Obligor Actual Net Cash Flow to (y) all Obligor Debt Service paid (or scheduled to be paid) during such twelve (12) month period.

"OFAC" means the Office of Foreign Assets Control of the United States Department of the Treasury.

"Offtaker" means, with respect to each Approved Project, a third party contracted to act as the offtaker or purchaser of energy and related products for such Approved Project pursuant to any Primary Revenue Contract.

"Operating Budget" means that term as defined in Section 3.3(d).

"Overrun Event" means that term as defined in Section 3.2(e).

"PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

"Pension Act" means the Pension Protection Act of 2006.

"Pension Funding Rules" means the rules of the Code and ERISA regarding minimum required contributions (including any installment payment thereof) to Pension Plans and set forth in, with respect to plan years ending prior to the effective date of the Pension Act, Section 412 of the Code and Section 302 of ERISA, each as in effect prior to the Pension Act and, thereafter, Section 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA.

"Pension Plan" means any employee pension benefit plan (including a Multiple Employer Plan or a Multiemployer Plan) that is maintained or is contributed to Borrower and any ERISA

Affiliate and is either covered by Title lV of ERISA or is subject to the minimum funding standards under Section 412 of the Code.

"Permit" means any and all franchises, licenses, permits, clearances, determinations, notifications, certifications, registrations, authorizations, exemptions, qualifications, rights of way, and other rights, privileges and approvals required to be obtained from a Governmental Authority under any Law (including any Environmental Law).

"Permit Event" means, with respect to each Approved Project, an Applicable Permit is either not obtained as and when required to construct or operate the Project or is canceled or revoked at any time.

"Permitted Accounts" means any deposit or securities account of a Project SPE which is subject to an Account Agreement as contemplated herein. For the avoidance of doubt, any deposit or securities account of a Project SPE that is not subject to an Account Agreement shall be deemed not to qualify as a Permitted Account.

"Permitted Liens" means that term as defined in Section 6.1(c).

"Permitted Revolver Prepayment" has the meaning given to such term in Section 2.1(a)(ix).

"Person" means any natural person, sole proprietorship, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, organization, joint venture, institution, Governmental Authority, or other entity of any nature whatsoever.

"Plan" means any employee benefit plan within the meaning of Section 3(3) of ERISA (including a Pension Plan), maintained for employees of Borrower or any ERISA Affiliate or any such Plan to which Borrower or any ERISA Affiliate is required to contribute on behalf of any of its employees.

"Pledged Entities" means the Portfolio Companies (excluding **the Borrower and** Equity Interests issued to the Additional Investors) and the Project SPEs.

"Portfolio 2" means Energea Portfolio 2 LLC.

"Portfolio Companies" means (a) Portfolio 2, a Delaware limited liability company formed in Delaware for the exclusive purpose of owning the Project SPEs**Borrower** and (b) each other affiliate of Borrower that may become a "Term Loan Obligor" from time to time pursuant to Section 9.2 via execution and delivery of a Joinder Agreement.

"Primary Revenue Agreement" means, with respect to each Approved Project, a solar power and services agreement or its equivalent executed by the Project SPE and Offtaker, and such Offtaker agrees to purchase electricity from such Project SPE.

"Project" means any power generation project which qualifies as an Approved Project pursuant to Section 2.1(a)(i).

"Project Actual Net Cash Flow" means, for any period, all Project Revenues received by the Project SPEs during such period, *less* any amounts (without duplication) paid (and other amounts required to be paid that are not the subject of a good faith dispute) during such period by or on behalf of the Project SPEs in accordance with the applicable Operating Budget(s) for each Approved Project, including taxes.

"Project Assets" means, as to each Approved Project, the Facility, the Material Project Documents and the Applicable Permits for such Project and all other assets owned by the Project SPE.

"Project Commitment" means an amount equal to the portion of the Revolving Loan Commitment that is approved for a specific Approved Project as reflected in the Lender Approval Form for such Approved Project.

"Project Debt Service" means, for any period, the sum of all scheduled interest, scheduled principal, premiums (if any) and scheduled fees paid or payable during such period in respect of all Debt of the Portfolio Companies and the Project SPEs, including without limitation the Obligations and debt service for any Debt permitted pursuant to Section 6.2(d).

"Project Debt Service Coverage Ratio" means, as determined on the last Business Day of the second full calendar quarter following the Initial COD and each calendar quarter thereafter, for any trailing twelve (12) month period ending on such date, the ratio of (x) Project Actual Net Cash Flow to (y) all Project Debt Service paid (or scheduled to be paid) during such twelve (12) month period.

"Project Revenues" means, for any period, all revenues, payments, and cash receipts arising from the business or operations of any Project SPE during such period.

"Project SPE" means each subsidiary of the Portfolio Companies which is constructing or owns and operates an Approved Project.

"Project Warranties" means the warranties from the EPC Contractor and each manufacturer with respect to panels, inverters, and racking systems.

"Property" means each real property owned, leased or occupied by Borrower.

"Prudent Industry Practices" means those practices, methods, equipment, specifications and standards of safety and performance, as the same may be changed from time to time, as are generally used in the start-up, commissioning, operation and maintenance of privately owned distributed generation facilities located in the same region as a given Approved Project of comparable size, which, at a particular time, in the exercise of reasonable judgment and in light of the facts known at the time the decision was made, are considered good, safe and prudent practice.

"PUHCA" means the Public Utility Holding Company Act of 2005 and all implementing rules of FERC.

"PV System" means a distributed generation photovoltaic solar generating system, including, but not limited to, the photovoltaic panels, racks, wiring and other electrical devices, conduit, weatherproof housings, hardware, inverter(s), remote monitoring system, connectors, disconnect, and overcurrent devices included in such photovoltaic system.

"REC" means any credits, credit certificates, green tags, allowances, offsets, entitlements or similar environmental or green energy attributes (such as those for greenhouse reduction or the generation of green power or renewable energy) created by a Governmental Authority or independent certification board or group generally recognized in the electric power generation industry, and generated by or associated with a Project or electricity produced therefrom, but excluding the energy credit provided for under Section 48 of the Code.

"REC Agreement" means, with respect to an Approved Project, any agreement relating to the sale of RECs from such Approved Project between the purchaser of RECs from such Approved Project and the applicable Project SPE.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person's Affiliates.

"Release" means any spilling, leaking, migrating, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing, emanating or migrating of any Contaminant in, into, onto or through the Environment.

"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30-day notice period has been waived.

"Responsible Officer" means, as to any Person, its president, chief executive officer, chief financial officer, treasurer or secretary (or assistant secretary), any of its vice presidents, or any managing general partner or managing member of such Person that is a natural person (or any of the preceding with regard to any managing general partner or managing member of such Person that is not a natural person).

"Restricted Payment" means, as to any Person, (a) any dividend or other distribution by such Person (whether in cash, securities or other property) with respect to any equity interest of such Person, (b) any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of such equity interest or on account of any return of capital to any holder of any such Person's equity interests, (c) the acquisition for value by such Person of any equity interests issued by such Person or any other Person that Controls such Person, (d) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of equity interests Borrower or any Subsidiary, now or hereafter outstanding, and (e) with respect to the foregoing clauses (a) through (d) of this definition, any transaction that has a substantially similar effect.

"Revolving Loan" means that term as defined in Section 2.1(a)(ii).

"Revolving Loan Commitment" means Lender's commitment to advance Revolving Loans to Borrower pursuant to Section 2.1(a) in an aggregate principal amount not to exceed at any time outstanding the Initial Amount; provided that such amount shall be increased to the Maximum Amount upon Lender's approval of the Increase Option in its sole discretion as provided in Section 2.1(a)(i).

"Revolving Loan Disbursement" means that term as defined in Section 2.1(a)(iii).

"Revolving Loan Maturity Date" means the earlier of (i) September 30, 2023, and (ii) any earlier date on which all monetary Obligations shall become due and payable in full hereunder, whether by acceleration or otherwise.

"Revolving Loan Note" means the Revolving Loan Note of Borrower dated the date of this Agreement and payable to the order of Lender in substantially the form of <u>Exhibit G</u>, evidencing the Obligations arising from the Revolving Loans, and any and all substitutions and replacements thereof, all as the same may be amended and/or modified from time to time by Lender.

"Sale Proceeds" means all amounts and proceeds (including instruments) in respect of the proceeds of any sale of any Collateral by any Loan Party received in respect of any single transaction or related series of transactions with respect to all or any portion of the Collateral except sales of energy, capacity and related products by the Project SPEs in the ordinary course.

"Sanction(s)" means any sanction administered or enforced by the United States Government (including, without limitation, OFAC), the United Nations Security Council, the European Union, Her Majesty's Treasury or any other Governmental Authority.

"Security Agreement" means each security agreement, security and pledge agreement or other agreement or instrument now or hereafter executed by a Loan Party or any other Person granting Lender a security interest in any Collateral to secure any of the Obligations, including as set forth in Schedule 7.1.

"Security Documents" means each Account Agreement, **the account control agreements governing the VH Account and the DS Account,** each Assignment Notification, the Security Agreements, and all other Loan Documents, contracts, assignments, instruments and the like now or hereafter securing (or given with the intent to secure) all or a portion of the Obligations, including as described in Schedule 7.1.

"Senior Debt" means the Loan and Security Agreement, dated January 10, 2019, by and between Borrower and the Senior Lender.

"Senior Lender" means Enhanced Capital Connecticut Fund V, LLC.

"Solvent" means, with respect to any Person, that as of the date of determination, (a) the sum of such Person's debt (including contingent liabilities) does not exceed the present fair saleable value of such Person's present assets; (b) such Person's capital is not unreasonably small in relation to its business as contemplated on such date of determination; (c) such Person has not incurred and does not intend to incur, or believe that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (d) such Person is "solvent" within the meaning given that term and similar terms under the Bankruptcy Code and applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, (i) the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5), (ii) "debt" means liability on a "claim," and (iii) "claim" means (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (B) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

"Subsidiary" means, with respect to any Person, a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of Equity Interests having ordinary voting power for the election of directors or other governing body are at the time beneficially owned, or the management of which is otherwise Controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. In the case of Borrower, each Portfolio Company and each Project SPE shall constitute a Subsidiary.

"Term Loan" means that term as defined in Section 2.1(b)(i).

"Term Loan Commitment" means Lender's commitment to advance the Term Loan to Borrower pursuant to Section 2.1(b) in an aggregate principal amount not to exceed at any time outstanding $5,000,000; provided that the Term Loan Commitment shall be $0.00 unless and until Lender's decision to utilize the Conversion Option in its sole discretion as provided in Section 2.1(b)(ii).

"Term Loan Maturity Date" means the earlier of (a) the tenth (10th) anniversary of the date of the advancement of the Term Loan, and (b) the date on which all monetary Obligations shall become due and payable in full hereunder, whether by acceleration or otherwise.

"Term Loan Note" means the Term Loan Note of Borrower dated the date of this Agreement and payable to the order of Lender in substantially the form of Exhibit G, evidencing the Obligations arising from the Term Loans, and any and all substitutions and replacements thereof, all as the same may be amended and/or modified by Lender from time to time.

"Term Loan Obligor" means (i) Portfolio 2, and (iii) each other affiliate of Borrower that may become an "Term Loan Obligor" from time to time pursuant to Section 9.2 via execution and delivery of a Joinder Agreement.

"VH Account" means a bank account maintained at Brookline Bank which is subject to an account control agreement in favor of Lender and which shall be funded with all of Energea Global's (direct or indirect) proceeds from any sale of any projects owned (directly or indirectly) by Victory Hill Joint Venture.

"Victory Hill" means VH GSEO UK Holdings Limited, a limited liability company established under the laws of England and Wales.

"Victory Hill Joint Venture" means Victory Hill Distributed Energy Investments Limited, a limited liability company established under the laws of England and Wales.

"Victory Hill JV Agreements" means (i) that certain Subscription and Shareholders' Agreement dated May 21, 2021 by and among Energea Global, Victory Hill and Victory Hill Joint Venture, and (ii) all other documents and agreements entered into by Energea Global relating to or contemplated by the foregoing.

Section 1.2 <u>Terms Generally</u>. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including the Loan Documents) shall be construed as referring to such agreement, instrument or other document as from time to time amended, modified, extended, restated, replaced or supplemented from time to time (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "hereto," "herein," "hereof" and "hereunder," and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory rules, regulations, orders and provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified, extended, restated, replaced or supplemented from time to time, (vi) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights, and (vii) all terms of an accounting or financial nature be construed, and all computations or classifications of assets and liabilities and of income and expenses shall be made or determined in accordance with, GAAP. Any and all references to "Borrower" regardless of whether preceded by the term a, any, each of, all, and/or, or any other similar term shall be deemed to refer, as the context requires, to each and every (and/or any one or all) parties constituting Borrower, individually and/or in the aggregate.

Section 1.3   Computation of Time Periods. In this Agreement, in the computation of periods of time from a specified date to a later specified date, the word "from" shall mean "from and including" and the words "to" and "until" each mean "to but excluding".

Section 1.4   Conflicting Terms. It being the express intention and agreement of Borrower and Lender that the provisions of this Agreement shall control and govern the Obligations, in the event and to the extent that any term or provision of this Agreement conflicts with a similar term or provision contained in another Loan Document, the term or provision of this Agreement shall govern and control.

Article II~~ARTICLE II~~
AMOUNT AND TERMS OF THE CREDIT FACILITIES

Section 2.1   The Credit Facilities.

(a)   The Revolving Loans.

(i)   Approval of Projects. In order to draw any Revolving Loan in connection with any Project, Borrower shall have (i) submitted to Lender a Project Approval Package with respect to such Project in the form of Exhibit A: Project Approval Package at least ten (10) Business Days prior to the requested Drawdown Date, and (ii) received an approval from Lender for such Project in the form of Exhibit B: Lender Approval Form indicating that such Project qualifies as an Approved Project. Lender shall maintain a list of Approved Projects in the form of Schedule 1: List of Approved Projects. Each document attached to the Project Approval Package shall be in form and substance acceptable to Lender. Lender shall be entitled to request change to the Project Approval Package in which case Borrower may elect to adopt such changes and re-submit the Project Approval Package for approval by Lender in accordance with the foregoing.

(ii)   Revolving Loan Commitment. Subject to the terms and conditions contained in this Agreement, including the satisfaction of the conditions precedent set forth in Section 3.2 and the approval of Lender as set forth in Section 2.1(a)(i), Lender agrees to make revolving loans (each, a "Revolving Loan") to Borrower, from time to time, on any Business Day during the Availability Period, which, in the aggregate, shall not exceed the Revolving Loan Commitment (as adjusted as contemplated herein). The Borrower may request Revolving Loans under Section 2.1(a)(iii). The Revolving Loans shall be denominated in Dollars.

(iii)   Procedure for Revolving Loans.

(1)   Borrower shall be entitled to draw (x) one Revolving Loan for corporate purpose in the amount of $200,000, and (y) for each Project which qualifies as an Approved Project in accordance with Section 2.1(a)(i), up to three Revolving Loans in the maximum aggregate amount of the applicable Project Commitment subject to the satisfaction of the conditions precedent set forth in Section 3.2 ((x) and (y) collectively, the

"Revolving Loan Disbursements"). All Revolving Loan Disbursements shall be an amount no less than $200,000.

(2)   Requests for Revolving Loans may be made only once per Business Day, and shall be made on written notice, given by Borrower to Lender at least five (5) Business Days prior to the proposed Drawdown Date. Borrower shall make no more than three (3) requests for Revolving Loans as to any Approved Project. Each such notice (which notice shall be irrevocable and binding on Borrower) of a proposed borrowing shall be substantially in the form of Exhibit C: Form Notice of Borrowing (each, a "Notice of Borrowing"), specifying the proposed Drawdown Date and the amount to be borrowed. Subject to the fulfillment of the applicable conditions precedent set forth in Section 3.2, Lender will, on the Drawdown Date, make the requested Revolving Loan in immediately available funds by crediting the amount thereof to the Borrower Account.

(iv)   Interest Rate. Subject to the provisions of Section 2.1(d) hereof, during the period from the date advanced through and including the date of payment in full, each Revolving Loan shall bear interest on the outstanding principal amount thereof at a rate per annum equal to fifteen percent (15%).

(v)   Increase of Commitment. Prior to the Revolving Loan Maturity Date, in response to a request from Borrower, Lender may agree, in its sole discretion, to increase the Revolving Loan Commitment from the Initial Amount up to the Maximum Amount ("Increase Option") in the form of Exhibit B: Lender Approval Form.

(vi)   Revolving Loan Note. The Revolving Loans shall be evidenced by, and repaid with interest in accordance with, the Revolving Loan Note. Borrower hereby authorizes Lender to record on the Revolving Loan Note or in its internal computerized records (i) the amount of each Revolving Loan made hereunder, and (ii) the amount of any principal or interest received by Lender on account of the Revolving Loans; provided, however, that the failure of Lender to make any such recordation or any error therein shall not in any manner limit or otherwise affect the obligations of Borrower under this Agreement or the Revolving Loan Note, including without limitation, Borrower's obligation to repay Revolving Loans in accordance with their terms. Upon request by Borrower, Lender will issue a Loan Statement to Borrower reflecting all outstanding principal and interest no more frequently than once per month.

(vii)   Use of Proceeds. The proceeds of each Revolving Loan shall be used solely to finance Borrower's purchase, development and construction of the Approved Project identified in the Notice of Borrowing for such Revolving Loan; provided, that an amount equal to $200,000 from the first draw on the Revolving Loans may be used by Borrower as working capital for general corporate purposes.

(viii)   Payment of Interest. Principal and interest payments on the Revolving Loans shall be made according to the below:

(1)   Interest on each Revolving Loan shall be payable quarterly in advance beginning on the first Business Day of the quarter beginning with the first full

calendar quarter following the advancement of the Revolving Loan and each and every quarter thereafter, without notice or demand, so long as any such Revolving Loan remains outstanding. Notwithstanding the foregoing, at Borrower's option upon notice to Lender, up to fifty percent (50%) of the interest accrued on all Revolving Loans as of each calendar quarter can be deferred until the Revolving Loan Maturity Date, provided that such deferred interest shall be treated as the principal amount of a Revolving Loan from the date of deferment and interest shall accrue on such deferred amount in accordance with the terms hereof applicable to Revolving Loans.

(2)   In addition, interest accrued on each Revolving Loan shall be payable, without duplication: (i) on the Revolving Loan Maturity Date unless such Loan is converted and made part of the Term Loan; and (ii) on the date of any payment or prepayment, in whole or in part, of principal outstanding on any Revolving Loan, on the principal amount so paid or prepaid. Interest accrued on any Loans or other monetary Obligations after the date such amount is due and payable (whether on the applicable maturity date, upon acceleration or otherwise) shall be payable upon demand.

(ix)   <u>Repayments and Prepayments of Revolver Loans</u>.

(1)   Borrower may prepay or repay outstanding Revolving Loans with respect to any Approved Project if and only if Borrower has first received a prior Lender Approval Form approving a new Project Approval Package in accordance with clauses (iv)(1) and (iv)(2) above in respect of a replacement Project with a Project Commitment in an amount equal to the proposed prepayment or repayment amount and concurrently submits the first Notice of Borrowing with respect to such replacement Project (a "Permitted Revolver Prepayment"). A Permitted Revolver Prepayment may be made on any Business Day during the Availability Period. All such voluntary prepayments or repayments shall require at least three (3) Business Days' prior written notice to Lender. Any prepayment or repayment of Revolving Loans other than a Permitted Revolver Prepayment prior to the Revolving Loan Maturity Date shall be subject to the concurrent payment of the Make-Whole Premium. Following a Permitted Revolver Prepayment, Borrower may reborrow Revolving Loans with respect to the replacement Approved Project subject to the requirements and conditions set forth herein.

(2)   Borrower shall prepay the Revolving Loans with any Sales Proceeds no later than the date ten (10) Business Days following receipt. Such a prepayment shall not qualify as a Permitted Revolver Prepayment so shall be subject to the concurrent payment of the Make-Whole Premium.

(3)   Borrower shall prepay the Revolving Loans with any Loss Proceeds no later than the date ten (10) Business Days following receipt; provided that Borrower may request and Lender may approve, in its sole discretion, the application of some or all of such Loss Proceeds to replacing the damaged or condemned Collateral. Such a prepayment shall qualify as a Permitted Revolver Prepayment.

(4)   If any Permit Event occurs and is continuing, Borrower shall prepay outstanding Revolving Loans with respect to the applicable Approved

Project within ten (10) Business Days of the occurrence of such event. Such a prepayment shall qualify as a Permitted Revolver Prepayment.

(5)   For the avoidance of doubt, any prepayment or repayment of any Revolving Loans upon the occurrence of an Event of Default and the exercise of remedies by Lender shall not qualify as a Permitted Revolver Prepayment so shall be subject to the concurrent payment of the Make-Whole Premium.

(b)   The Term Loans.

(i)   <u>Term Loan Commitment</u>. Subject to the terms and conditions contained in this Agreement, including the satisfaction of the conditions precedent set forth in Section 3.3 and the approval of Lender as set forth in Section 2.1(b)(ii) or (iii) below, as applicable, Lender agrees to make term loans (the "Term Loans") to Borrower on any Business Day during the Availability Period, which, in the aggregate, shall not exceed the Term Loan Commitment. Term Loans shall be denominated in Dollars.

(ii)   <u>Conversion Option</u>. With respect to any Approved Project approved by Lender under Section 2.1(a)(i) which has completed construction, prior to the Revolving Loan Maturity Date, Borrower may elect to convert the Revolving Loans in respect of such Approved Project into Term Loans ("<u>Conversion Option</u>") provided it meets the Project Debt Service Coverage Ratio and other requirements for Approved Projects. Such Conversion Option shall be executed, and the corresponding Term Loan drawn, in accordance with the procedures set forth in Section 2.1(b)(iv) below.

(iii)   <u>Approval of Projects</u>. In order to draw a Term Loan which is not subject to the Conversion Option, Borrower shall have (i) submitted to Lender a Project Approval Package with respect to such Project in the form of <u>Exhibit A: Project Approval Package</u> at least twenty (20) Business Days prior to the requested Drawdown Date, and (ii) received an approval from Lender for such Project in the form of <u>Exhibit B: Lender Approval Form</u> indicating that such Project qualifies as an Approved Project. Lender shall maintain a list of Approved Projects in the form of <u>Schedule 1: List of Approved Projects</u>. Each document attached to the Project Approval Package shall be in form and substance acceptable to Lender. Lender shall be entitled to request change to the Project Approval Package in which case Borrower may elect to adopt such changes and re-submit the Project Approval Package for approval by Lender in accordance with the foregoing.

(iv)   <u>Procedures for Term Loans</u>:

(1)   With respect to any Term Loan made available to Borrower pursuant to Section 2.1(b)(ii), subject to fulfillment of the applicable conditions set forth in Section 3.3, Lender will, on the applicable Drawdown Date, make the requested Term Loan by crediting the amount thereof against the principal amount of the outstanding Revolving Loans for such Approved Project. In the event the applicable conditions precedent in Section 3.3 have not been satisfied, Lender may elect, in its sole discretion, to waive any or all such conditions precedent and advance a Term Loan. Lender shall provide Borrower with notice of any approved Conversion Option at least three (3) Business Days in advance. Borrower may request that

Lender convert one or more Revolving Loans by notice delivered at least three (3) Business Days in advance of the proposed conversion date but such determination shall be made by Lender in its sole discretion.

(2)   With respect to any Term Loan drawn under Section 2.1(b)(ii), for each Project which qualifies as an Approved Project in accordance therewith, Borrower shall be entitled to draw a Term Loan in the maximum aggregate amount of the applicable Project Commitment subject to the satisfaction of the conditions precedent set forth in Section 3.3. Requests for such Term Loans may be made only once per Business Day, and shall be made on written notice, given by Borrower to Lender at least five (5) Business Days prior to the proposed Drawdown Date. Each such notice (which notice shall be irrevocable and binding on Borrower) of a proposed borrowing shall be substantially in the form of Exhibit C: Form Notice of Borrowing, specifying the proposed Drawdown Date and the amount to be borrowed. Subject to the fulfillment of the applicable conditions precedent set forth in Section 3.3, Lender will, on the Drawdown Date, make the requested Term Loans in immediately available funds by crediting the amount thereof to the Borrower Account.

(v)   Interest Rate. Subject to the provisions of Section 2.1(d), during the period from the date advanced through and including the date of payment in full, each Term Loan shall bear interest on the outstanding principal amount thereof at a rate per annum equal to thirteen percent (13%).

(vi)   Term Loan Note. The Term Loans shall be evidenced by, and repaid with interest in accordance with, the Term Loan Note. Borrower hereby authorizes Lender to record on the Term Loan Note or in its internal computerized records (i) the amount of each Term Loan made hereunder, and (ii) the amount of any principal or interest received by Lender on account of the Term Loans; provided, however, that the failure of Lender to make any such recordation or any error therein shall not in any manner limit or otherwise affect the obligations of Borrower under this Agreement or the Term Loan Note, including without limitation, Borrower's obligation to repay Term Loans in accordance with their terms. Upon request by Borrower, Lender will issue a Loan Statement to Borrower reflecting all outstanding principal and interest.

(vii)   Use of Proceeds.

(1)   The proceeds of any Term Loan under Section 2.1(b)(ii) shall be used to repay the Revolving Loans.

(2)   The proceeds of any Term Loan under Section 2.1(b)(iii) shall be used to finance Borrower's purchase of or repayment of any construction loans associated with the Approved Project identified in the Notice of Borrowing for such Term Loan.

(viii)   Repayment. Principal and interest payments on the Term Loan shall be made according to the below:

(1)   Interest on the Term Loan shall be payable quarterly in advance beginning on the first Business Day of the quarter beginning with the first full calendar

quarter following the advancement of the Term Loan and each and every quarter thereafter, without notice or demand, so long as such Loan remains outstanding.

(2)   In addition, interest accrued on the Term Loan shall be payable, without duplication: (i) on the Term Loan Maturity Date and (ii) on the date of any payment or prepayment, in whole or in part, of principal outstanding on the Term Loan, on the principal amount so paid or prepaid. Interest accrued on any Loans or other monetary Obligations after the date such amount is due and payable (whether on the applicable maturity date, upon acceleration or otherwise) shall be payable upon demand.

(3)   The principal amount of each Term Loan shall be payable quarterly in advance beginning on the first Business Day of the quarter beginning with the first full calendar quarter following the advancement of the Term Loan and each and every quarter thereafter, without notice or demand, so long as such Loans remain outstanding in accordance with amortization schedule set forth in Schedule 2.

(ix)   <u>Prepayment</u>. Borrower may prepay the Term Loan as set forth below:

(1)   Borrower may make a voluntary prepayment, in whole or in part, of the then-outstanding principal amount of the Term Loans; provided, that such voluntary prepayments shall require the contemporaneous payment to Lender as to each Term Loan of (A) the Make-Whole Premium if such prepayment occurs on or before the 5th anniversary of the applicable date of conversion of such Loan, and (B) a fee in the amount of one percent (1%) of the amount prepaid if such prepayment occurs after the 5th anniversary of the applicable date of conversion of such Loan. All such voluntary prepayments shall require at least three (3) Business Days' prior written notice to Lender.

(2)   Upon receipt, Borrower shall prepay the Term Loans with any Sale Proceeds no later than the date ten (10) Business Days following receipt. Such prepayment shall be subject to the prepayment clause 2.1 (b) (ix) 2 above.

(3)   Upon receipt, Borrower shall prepay the Term Loans with any Loss Proceeds no later than the date ten (10) Business Days following receipt; provided that Borrower may request and Lender may approve, in its sole discretion, the application of some or all of such Loss Proceeds to replacing the damaged or condemned Collateral.

(4)   For the avoidance of doubt, any prepayment or repayment of any Term Loans upon the occurrence of an Event of Default and the exercise of remedies by Lender shall be subject to the concurrent payment of the Make-Whole Premium or one percent (1%) of the amount prepaid, as applicable, in accordance with the above.

(c)   Method of Payment, Payment Date Adjustments, Application of Payments for all Loans.

(i)   Method of Payment. Borrower shall make each payment due under this Agreement, any Note and the other Loan Documents to Lender at Lender's Bank Account, when due, in Dollars in immediately available funds, without setoff, defense or counterclaim and free and clear of, and without any deduction or withholding for, any taxes as contemplated in Section 2.2.

(ii)   Payment Date Adjustments. Whenever any payment of principal or interest on any Loan shall be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day. If the date for any payment of principal is extended by operation of law or otherwise, interest and fees thereon shall be payable for such extended time.

(iii)   Application of Payments. All payments by or on behalf of Borrower under this Agreement, any Note or any of the other Loan Documents shall be applied first to the payment of all fees, expenses and other amounts due to Lender (excluding principal and interest), then to accrued interest, and then to the balance on account of outstanding principal; provided, however, that after the occurrence of an Event of Default, payments will be applied to the Obligations in such manner and order of priority as Lender determines in its sole discretion.

(d)   Computation of Interest and Fees, Interest Rate Changes. All computations of interest for Loans shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year).

(e)   Late Payment. If Borrower shall default in the payment of any principal of or interest on any Term Loan or any related interests or fees, by acceleration or otherwise, until such defaulted amount shall have been paid in full, to the extent permitted by law, the Term Loans shall bear interest at the Default Rate.

Section 2.2   Payments Free of Taxes and Other Deductions.

(a)   Any and all payments by Borrower hereunder and under any of the other Loan Documents shall be made without setoff or counterclaim and free and clear of and without deduction for any and all current and future taxes, levies, imposts, duties, charges, fees, deductions, withholdings, compulsory loans, restrictions or conditions of any nature, and all liabilities with respect thereto, excluding, in the case of Lender, taxes that are imposed on its overall net income by the United States and taxes that are imposed on its overall net income (and franchise taxes imposed in lieu thereof) by the state under the Laws of which Lender is organized or of its applicable lending office or any political subdivision thereof (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities in respect of payments hereunder or any of the other Loan Documents being hereinafter referred to as "Taxes"). If Borrower is be required by Law to deduct any Taxes from or in respect of any sum payable hereunder or under any of the other Loan Documents, (a) the sum payable by Borrower shall be increased as may be necessary so that after Borrower has made all of the required deductions (including deductions applicable to additional sums payable under this Section 2.2) Lender receives an amount equal to the sum it would have received had no such deductions been made; (b) Borrower shall make all such deductions; and (c) Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable Law. In addition, Borrower shall pay any present or future stamp, documentary, excise, property, or similar taxes, charges or levies that arise from any payment made hereunder or under any other Loan Document or from the execution, delivery, or registration of, performance under, or as otherwise with respect to, this Agreement or any of the other Loan Documents (hereunder referred to as "Other Taxes"). Borrower will deliver promptly to Lender certificates or other valid vouchers for all Taxes, Other Taxes or other charges deducted from or paid with respect to payments made Borrower hereunder or under such other Loan Documents.

(b)   Borrower will indemnify Lender for the full amount of Taxes and Other Taxes, and for the full amount of taxes of any kind imposed by any jurisdiction on amounts payable under this Section 2.2, imposed on or paid by Lender and any liability (including penalties, interest and expenses (including reasonable attorneys' fees and expenses)) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted by the relevant Governmental Authority. Payment to Lender under this indemnification shall be made within thirty (30) days of written demand from Lender.

(c)   Notwithstanding anything contained herein to the contrary, Lender represents and warrants that as of the date of this Agreement it is not subject to withholding requirements under the Foreign Account Tax Compliance Act or Section 871(m) of the Code. If at any time Lender is not established or existing as a domestic entity of the United States of America or any political subdivision thereof (or any State thereof) and exempt from withholdings as aforesaid, Lender shall promptly furnish to Borrower any completed and executed forms required under the Code which are required to be filed or confirm or otherwise provide sufficient evidence that Lender is exempt from withholding or deduction from any payment required to be made by Borrower hereunder, under the Notes or any other Loan Documents.

(d)   <u>Obligations Absolute</u>. The Obligations under this Agreement, the Notes and the other Loan Documents shall (a) be absolute, unconditional and irrevocable, (b) be paid strictly in accordance with the terms of this Agreement and such other Loan Document under all circumstances, and (c) not be affected, modified, released, discharged or impaired, in whole or in part under any circumstances, irrespective of, and Borrower hereby irrevocably waives, to the maximum extent permitted by law, any defenses it may now or hereafter have in any way relating to, any or all of the following:

(i)   any lack of validity or enforceability of all or any portion of this Agreement, any of the other Loan Documents or any other agreement or any instrument relating hereto;

(ii)   the failure to give notice to Borrower (except as otherwise specifically provided herein) of the occurrence of a Default or an Event of Default;

(iii)   any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations;

(iv)   the existence of any claim, setoff, defense or other right that Borrower may have (other than prior payment in full in cash);

(v)   any modification, amendment, rescission, or waiver of, or consent to departure from, any of the Loan Documents or all or any of the Obligations (except to the extent any such Loan Document or Obligation is so modified or amended);

(vi)   any exchange, release or non-perfection of any collateral security, or any release of any party primarily or secondarily liable on any of the Obligations, or any amendment or waiver of or consent to departure from any guarantee of all or any of the Obligations; or

(vii)   the dissolution or full or partial discharge of Borrower in bankruptcy or similar proceeding or otherwise.

Section 2.3   Fees. The only fees that will be charged by Lender or paid by Borrower for the Loans are:

(a)   With respect to the Revolving Loan Commitment, Borrower shall pay to Lender an origination fee in an amount of $50,000 (the "Loan Fee") due and payable on the Closing Date. The Loan Fee shall be deemed fully earned on the date paid and is nonrefundable for any reason whatsoever.

(b)   For each Revolving Loan, Borrower shall pay an administration fee equal to 1% of the applicable Loan Amount (the "Administrative Fee") due and payable on the applicable Drawdown Date. The Administrative Fee shall be deemed fully earned on the date paid and is nonrefundable for any reason whatsoever.

(c)   ~~Section 2.4~~ Acknowledgement. The Loan Parties have participated jointly in the negotiation and drafting of this Agreement and the other Loan Documents. The Borrower expressly acknowledges that it has had the opportunity to retain and consult with counsel of its choice admitted under the laws of the State of New York and that it has elected not to retain such counsel in connection with the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement and the other Loan Documents shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any other Loan Document, the relative bargaining power of the parties or the Borrower's failure to retain counsel admitted under the laws of the State of New York.

Article III~~ARTICLE III~~
CONDITIONS PRECEDENT

Section 3.1   Conditions Precedent to Effectiveness. The Revolving Loan Commitment and the Term Loan Commitment shall not be effective until, and Lender shall not be required to fund any Loan until, the date that each of the following conditions has been satisfied as determined by Lender in its sole discretion (unless waived by Lender in its sole discretion) ("Closing Date"):

(a)   This Agreement, the Revolving Loan Note, the Term Loan Note and each Security Document contemplated in Schedule 7.1 as of the Closing Date and each other Loan Document to which any Loan is a party shall be executed by the Loan Parties and delivered to Lender.

(b)   Lender shall have received each of the following, in form and substance satisfactory to Lender and its counsel:

(i)   a certificate, dated as of the date of this Agreement, of a Responsible Officer of each Loan Party certifying (A) that attached copies of such certificate of formation and limited liability company agreement are true and complete, and in full force and effect, without amendment except as shown, (B) that an attached copy of resolutions authorizing execution and delivery of the Loan Documents by such each Loan Party is true and complete, and that such resolutions are in full force and effect, were duly adopted, have not been amended, modified or revoked, and constitute all resolutions adopted with respect to this Agreement and the other Loan Documents, and (C) to the title, name and signature of each Person authorized to sign such Loan Documents;

(ii)   a certificate executed by a duly authorized knowledgeable Responsible Officer of Borrower certifying that (A) no Default or Event of Default exists; (B) the representations and warranties set forth in Article IV are true and correct in all material respects (or, to the extent any such representation or warranty is subject to a materiality qualifier or Material Adverse Effect standard, such representation or warranty is true and correct in all respects); and (C) each Loan Party has complied with all agreements and conditions to be satisfied by it under the Loan Documents as of the Closing Date;

(iii)   Certificates of Good Standing or Legal Existence, as the case may be, issued by the Secretary of State of the states of organization and qualification of each Loan Party, evidencing that each Loan Party is a limited liability company legally existing in the state of its organization and in each state where it is qualified to do business or its equivalent for any Loan Party organized outside the United State, in form and substance acceptable to Lender;

(iv)   Each document (including any UCC financing statement) required by the Security Documents or under law or reasonably requested by Lender to be filed, registered or recorded in order to create in favor of Lender a perfected Lien on the Collateral described therein, prior and superior in right to any other Person (subject only to Permitted Liens that, pursuant to applicable law, are entitled to a higher priority than the Lien of Lender in such Collateral) shall be in proper form for filing, registration or recordation;

(v)   Lender shall have received the original executed limited liability company membership interest certificates representing one hundred percent (100%) of the limited liability company membership interests in the Pledged Entities pledged pursuant to Security Documents, together with an undated transfer power for each such membership interest certificate executed in blank;

(vi)   Lender shall have received evidence that all filing, recordation, subscription and inscription fees and all recording and other similar fees, and all recording, stamp and other Taxes and other expenses related to such filings, registrations and recordings necessary for and related to the transactions contemplated by this Agreement and the other Loan Document to be consummated on the Closing Date (to the extent the obligation to make such payment then exists) are to be paid in full by or on behalf of Borrower on the Closing Date;

(vii)   Lender shall have received (A) results of searches of UCC filings in the jurisdiction of incorporation or formation, as applicable, of each Loan Party and each jurisdiction where a filing would need to be made in order to perfect the security interest of Lender in the Collateral and (B) results of tax lien, judgment and bankruptcy searches for each Loan Party in such jurisdictions and, in each case, such results shall reveal no Liens other than Permitted Liens or shall otherwise be satisfactory to Lender in its sole discretion (or the equivalent searches in each case if the jurisdiction of incorporation or formation is outside the U.S.).

(viii)   copies of all instruments and agreements governing, evidencing and/or securing any and all Senior Debt and a written consent by the Senior Lender to the execution and performance by the Loan Parties of the Loan Documents executed by the Senior Lender and otherwise in form and substance acceptable to Lender;

(c)   All expenses incurred by Lender prior to the Closing Date shall have been paid by Borrower.

(d)   No Material Adverse Effect has occurred and is continuing, and no event or circumstance exists that could reasonably be expected to result in a Material Adverse Effect.

(e)   Borrower shall have paid the Loan Fee.

(f)   Lender shall have completed its customary business, financial and legal due diligence of Borrower and the Approved Projects and the transactions contemplated hereunder and the results of such due diligence shall be satisfactory to Lender in all respects.

(g)   Lender shall have received a legal opinion from a local counsel acceptable to Lender, in form and substance acceptable to Lender.

(h)   Lender shall have received the most recent unaudited annual financial statements (or audited if available) of the Loan Parties, all in reasonable detail and accompanied by an unqualified report thereon by a certified public accountant reasonably acceptable to Lender which shall state that such financial statements present fairly the financial condition as of the end of such Fiscal Year and the results of operations and changes in financial position for such Fiscal Year of Borrower in accordance with GAAP.

Section 3.2   Conditions Precedent to Revolving Loans. Following the Closing Date, any obligation of Lender to make any Revolving Loan shall be subject to the satisfaction of each of the following conditions precedent as determined by Lender in its sole discretion (unless waived by Lender in its sole discretion):

(a)   (i) in connection with the first Revolving Loan Disbursement contemplated in Section 2.1(a)(iii) for any Approved Project, Lender shall have received evidence that the applicable Approved Project is ready to commence construction and issue a notice to proceed or its equivalent pursuant to the applicable EPC Contract for such Approved Project in form and substance acceptable to Lender, and (ii) in connection with the last Revolving Loan Disbursement contemplated in Section 2.1(a)(iii) for any Approved Project, Lender shall have received evidence that the applicable Approved Project is ready to complete construction and issue or approve a notice of final completion or its equivalent pursuant to the applicable EPC Contract for such Approved Project in form and substance acceptable to Lender.

(b)   The following statements shall be true and each of (x) the delivery by Borrower of the applicable Notice of Borrowing and (y) the acceptance by Borrower of the proceeds of such Revolving Loan shall constitute a representation and warranty by Borrower that, on the date of such notice and on the date of such borrowing, as the case may be, each such statement is true:

(i)   Neither Lender nor Borrower shall have terminated the Revolving Loan Commitment, nor shall a Default or an Event of Default exist or have occurred, or would exist or occur as a result of such Loan;

(ii)   No Material Adverse Effect shall have occurred and be continuing and no event or circumstance exists that could reasonably be expected to result in a Material Adverse Effect; and

(iii)   The representations and warranties of the Loan Parties in the Loan Documents shall be true and correct in all material respects (or, to the extent any such representations or warranties are subject to a materiality qualifier or Material Adverse Effect standard, such representations or warranties are true and correct in all respects) on the date of, and upon giving effect to, such Loan (except for representations and warranties that expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (or, to the extent any such representations or warranties are subject to a materiality qualifier or Material Adverse Effect standard, such representations or warranties are true and correct in all respects) as of such earlier date).

(c)   All conditions required to be satisfied in accordance with Section 2.1(a) shall have been satisfied, including, but not limited to, (i) Lender's receipt of the applicable Notice of Borrowing, (ii) confirmation (in the form of a Lender Approval Form) that the Project in connection with which such Notice of Borrowing is submitted qualifies as an Approved Project pursuant to Section 2.1(a)(viii), (iii) Lender has, in its sole discretion, approved the Increase Option to the extent required to advance any Loans, and (iv) execution and delivery of such further documents, instruments, agreements and assurances as required in accordance with Section 2.1(a).

(d)   Lender shall have received the construction budget and schedule for each Approved Project in form and substance acceptable to Lender (including the budgeted amount of any developer fee payable to Borrower or any Affiliate of Borrower) ("Construction Budget").

(e)   For each final Revolving Loan Disbursement for an Approved Project advancing the remainder of the applicable Project Commitment, Lender shall have received evidence that (i) the Additional Investors and/or Borrower have made the equity contribution in the amount of at least the remainder of the expected acquisition, development or construction costs set forth in the applicable Construction Budget not paid previously plus any cost overruns which may have been incurred or are reasonably expected to be incurred, and (ii) such contribution is either on deposit in the Borrower Account as of the Closing Date or has been used to pay acquisition, development or construction costs for an Approved Project in accordance with the applicable Construction Budget, reasonable evidence of which has been provided to Lender; provided that, upon a written request by Borrower, Lender may elect, in its sole discretion, to waive the foregoing requirement and size the final Revolving Loan Disbursement for an Approved Project in an amount equal to the remainder of the expected acquisition, development or construction costs set forth in the applicable Construction Budget not paid previously plus any cost overruns which may have been incurred or are reasonably expected to be incurred (such resizing referred to as an "Overrun Event");

(f)   (i) each additional Security Document contemplated in Schedule 7.1 shall be executed by the applicable Loan Parties and delivered to Lender, (ii) Lender shall be granted or continue to have a perfected security interest in all right, title, and interest of the Loan Parties, in and to the Collateral free of all other Liens thereon other than Permitted Liens and (iii) all authorizations, consents, approvals, licenses, leases, rulings, permits, certifications, exemptions, submissions to or filings for registration by or with any Governmental Authority that are necessary in order to establish, protect, preserve and perfect Lender's Lien on the Collateral shall have been duly made or taken and remain in full force and effect, including those set forth in Schedule 7.1.

(g)   All amounts required to be paid to or deposited with Lender hereunder or under any other Loan Document, and all taxes, fees payable hereunder, other fees and other costs payable in connection with the execution, delivery, recordation and filing of the documents and instruments required to be filed as a condition precedent pursuant to Section 3.1 and this Section 3.2, as applicable, shall have been paid in full (or shall be paid concurrently with the advance of the applicable Loan).

(h)　　　Lender shall have received a certificate duly executed and delivered by the principal financial officer or other authorized officer of Borrower with responsibility for financial matters, certifying that Borrower and each other Loan Party, is and, immediately after giving effect to the consummation of the transactions contemplated by the Loan Documents will be, Solvent, in form and substance satisfactory to Lender.

(i)　　　There shall be no actions, suits, or legal or arbitration proceedings pending to which a Loan Party is a party (and, to the knowledge of Borrower, there shall be no actions, suits or legal or arbitration proceedings threatened against a Loan Party), in any such case at law or in equity before any governmental person or arbitral body against or affecting a Loan Party, which actions, suits, or legal or arbitration proceedings in any such case could reasonably be expected to have a Material Adverse Effect on the ability of each Loan Party to perform its obligations under the Loan Documents and related documents or to consummate the transactions contemplated thereby.

(j)　　　Borrower shall have paid the Administrative Fee.

Section 3.3　　　<u>Conditions Precedent to the Term Loans.</u> Following the Closing Date, any obligation of Lender to make any Term Loan shall be subject to the satisfaction of each of the following conditions precedent as determined by Lender in its sole discretion (unless waived by Lender in its sole discretion):

(a)　　　(i) Lender shall have received evidence that the applicable Approved Project has completed construction and has issued or approved a notice of final completion or its equivalent pursuant to the applicable EPC Contract for such Approved Project in form and substance acceptable to Lender;

(b)　　　The following statements shall be true and each of (x) the delivery by Borrower of the applicable Notice of Borrowing and (y) the acceptance by Borrower of the proceeds of such Term Loan shall constitute a representation and warranty by Borrower that, on the date of such notice and on the date of such borrowing, as the case may be, each such statement is true:

(i)　　　Neither Lender nor Borrower shall have terminated the Term Loan Commitment, nor shall a Default or an Event of Default exist or have occurred, or would exist or occur as a result of such Loan;

(ii)　　　No Material Adverse Effect shall have occurred and be continuing and no event or circumstance exists that could reasonably be expected to result in a Material Adverse Effect; and

(iii)　　　The representations and warranties of the Loan Parties in the Loan Documents shall be true and correct in all material respects (or, to the extent any such representations or warranties are subject to a materiality qualifier or Material Adverse Effect standard, such representations or warranties are true and correct in all respects) on the date of, and upon giving effect to, such Loan (except for representations and warranties that expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all material respects (or, to the extent any such representations or warranties are subject to a materiality qualifier or Material Adverse Effect standard, such representations or warranties are true and correct in all respects) as of such earlier date).

(c)   All conditions required to be satisfied in accordance with Section 2.1(b) shall have been satisfied, including, but not limited to, (i) Lender's receipt of the applicable Notice of Borrowing, (ii) confirmation (in the form of a Lender Approval Form) that the Project in connection with which such Notice of Borrowing is submitted qualifies as an Approved Project pursuant to Section 2.1(b)(iii), and (iii) execution and delivery of such further documents, instruments, agreements and assurances as required in accordance with Section 2.1(b).

(d)   Lender shall have received an operating budget for the Loan Parties and for such Approved Project in form and substance acceptable to Lender ("Operating Budget").

(e)   (i) Each additional Security Document contemplated in Schedule 7.1 shall be executed by the applicable Loan Parties and delivered to Lender, (ii) Lender shall be granted or continue to have a perfected security interest in all right, title, and interest of the Loan Parties, in and to the Collateral free of all other Liens thereon other than Permitted Liens and (iii) all authorizations, consents, approvals, licenses, leases, rulings, permits, certifications, exemptions, submissions to or filings for registration by or with any Governmental Authority that are necessary in order to establish, protect, preserve and perfect Lender's Lien on the Collateral shall have been duly made or taken and remain in full force and effect, including those contemplated in Schedule 7.1.

(f)   All amounts required to be paid to or deposited with Lender hereunder or under any other Loan Document, and all taxes, fees payable hereunder, other fees and other costs payable in connection with the execution, delivery, recordation and filing of the documents and instruments required to be filed as a condition precedent pursuant to Section 3.1 and this Section 3.2, as applicable, shall have been paid in full (or shall be paid concurrently with the advance of the applicable Loan).

(g)   Lender shall have received a certificate duly executed and delivered by the principal financial officer or other authorized officer of Borrower with responsibility for financial matters, certifying that Borrower and each other Loan Party, is and, immediately after giving effect to the consummation of the transactions contemplated by the Loan Documents will be, Solvent, in form and substance satisfactory to Lender.

(h)   There shall be no actions, suits, or legal or arbitration proceedings pending to which a Loan Party is a party (and, to the knowledge of Borrower, there shall be no actions, suits or legal or arbitration proceedings threatened against a Loan Party), in any such case at law or in equity before any governmental person or arbitral body against or affecting a Loan Party, which actions, suits, or legal or arbitration proceedings in any such case could reasonably be expected to have a Material Adverse Effect on the ability of each

Loan Party to perform its obligations under the Loan Documents and related documents or to consummate the transactions contemplated thereby.

(i)   After giving effect to the making of any Term Loan to be made on such Drawdown Date, the Project Debt Service Coverage Ratio is equal to, or greater than 1.20:1.00.

Section 3.4   Limited Waiver of Conditions Precedent. If Lender funds any Loan or grants any other accommodation when any conditions precedent are not satisfied (regardless of whether the lack of satisfaction was known or unknown at the time), it shall not operate as a waiver of (a) the right of Lender to insist upon satisfaction of all conditions precedent with respect to any subsequent funding, issuance, creation or grant; or (b) any Default or Event of Default due to such failure of conditions or otherwise.

<h2 style="text-align:center">Article IV<s>ARTICLE IV</s>
REPRESENTATIONS AND WARRANTIES</h2>

In order to induce Lender to enter into this Agreement and the other Loan Documents and to advance Loans hereunder, Borrower makes the following representations and warranties to Lender, which shall be deemed made by Borrower as of the date of this Agreement and as of each Drawdown Date (except to the extent such representation or warranty relates to a specified date, in which case such representation or warranty shall be true and correct as of such date), and shall survive the execution and delivery hereof and each performance hereunder. Any knowledge acquired by Lender shall not diminish Lender's rights to rely upon such representations and warranties.

Section 4.1   Formation, Good Standing, and Due Qualification. Borrower (a) is a limited liability company duly organized and validly existing under the laws of the jurisdiction of its formation; (b) has all requisite power and authority necessary to own its properties and assets and to carry on the business in which it is now engaged or proposed to be engaged; and (c) is duly qualified and in good standing as a foreign corporation, foreign limited liability or foreign partnership, as applicable, under the laws of each other jurisdiction in which such qualification is required, except where the failure to so qualify could not reasonably be expected to result in a Material Adverse Effect.

Section 4.2   Corporate Power and Authority. The execution, delivery and performance by each Loan Party of the Loan Documents and Material Project Documents to which it is a party, and the borrowings, guaranties and undertakings contemplated hereunder and thereunder, are within the company powers and authority of the applicable Loan Party and have been duly authorized by all necessary action, and do not and will not (a) violate the certificate of incorporation, articles or organization or operating agreement of the applicable Loan Party, or any Law, or (b) be in conflict with, result in a breach of or constitute a default under any indenture or loan or credit agreement or any other material agreement, lease, or instrument to which the applicable Loan Party is a party or by which the applicable Loan Party may be bound or affected, including, but not limited to, the Senior Debt, and (c) result in the creation or imposition of any

Lien (except in favor of Lender) upon or with respect to any property or assets now owned or hereafter acquired by the applicable Loan Party, except as contemplated by this Agreement.

Section 4.3   Legally Enforceable Agreement. This Agreement is, and each of the other Loan Documents and the Material Project Documents to which a Loan Party is a party when executed and delivered will be, legal, valid, and binding obligations of the applicable Loan Party that is a party thereto, enforceable in accordance with its terms, except to the extent that enforcement thereof may be limited by the effect of general principles of equity and bankruptcy and similar laws affecting the rights and remedies of creditors generally.

Section 4.4   Governmental Approvals. No action, consent or approval of, registration or filing with or any other action by any Governmental Authority is required in connection with the transactions contemplated by this Agreement and the other Loan Documents, except for such as have been made or obtained and are in full force and effect.

Section 4.5   Indebtedness.

(a)   Upon consummation of the transactions contemplated herein, the Loan Parties will not have any outstanding Debt other than the Obligations, trade debt incurred in the ordinary course of its business, the Senior Debt in the case of Borrower, and any debt arising pursuant to the Material Project Documents to which it is a party.

(b)   Neither this Agreement, the other Loan Documents nor any written information, exhibit, report, document, or certificate furnished to Lender by or on behalf of any Loan Party in connection with this Agreement, including any and all Project Approval Packages and annexes thereto delivered by Borrower pursuant to Section 2.1(a)(i), contained or contains any material misstatement of fact or omitted or omits to state a material fact necessary to make the statements contained herein or therein not misleading. There is no fact known by Borrower that materially adversely affects or that, insofar as Borrower can now reasonably foresee, may materially adversely affect, the condition, financial or otherwise, operations, properties, or prospects of any Loan Party, or the ability of any Loan Party to carry out its obligations under any of the Loan Documents to which it is a party.

Section 4.6   Other Agreements, No Default. No Loan Party is in default in any manner under any provision of any indenture or other agreement or instrument evidencing Debt, or any material term of any other material agreement or instrument to which it is a party or by which it or any of its properties or assets are or may be bound, including, but not limited to, any Material Project Document, or is in violation of any Law, where such default or violation could reasonably be expected to result in a Material Adverse Effect. To Borrower's Knowledge, no Key Project Participant is in default under any material term of any such Material Project Document, in each case, which could reasonably be expected to result in a Material Adverse Effect. Each Loan Party enjoys peaceful and undisturbed possession under all leases to which it is a party.

Section 4.7   Litigation. There is no pending or, to the Knowledge of Borrower, threatened action, suit or proceeding before any court, Governmental Authority, board of arbitration, or arbitrator against any Loan Party for which any of its properties or assets are or may otherwise become involved, which is not otherwise fully covered by insurance and may, in any one case or in the aggregate, reasonably be expected to have a Material Adverse Effect, nor is there any basis therefor. No Loan Party has received any summons, citation, directive, letter, or other communication from any Governmental Authority concerning any intentional or unintentional violation or alleged violation of any Environmental Laws.

Section 4.8   Ownership and Liens. Each Loan Party has good and marketable title to, or valid leasehold interests in, all of its properties and assets, including all of the assets and properties (tangible or intangible) constituting any part of such Approved Projects, and none of its properties or assets is subject to any security interest or other Lien, except Permitted Liens and Liens in favor of Lender.

Section 4.9   Capital Structure. Schedule 4.9 shows, for Borrower, and each Subsidiary of Borrower, its name and the name of each Subsidiary, if any, of such Person, its and each Subsidiary's jurisdiction of organization, its and each Subsidiary's authorized and issued Equity Interests, the holders of its Equity Interests, and all agreements binding on such holders with respect to their Equity Interests. Each of Borrower and the Portfolio Companies has good title to its Equity Interests in its respective Subsidiaries, if any, subject only to Liens in favor of Lender, Senior Debt and other Permitted Liens, and all such Equity Interests are duly issued, fully paid and non-assessable. There are no outstanding options to purchase, warrants, subscription rights, agreements to issue or sell, convertible interests, phantom rights or powers of attorney relating to any Equity Interests of any Loan Party except as shown on Schedule 4.9.

Section 4.10   Permits. As of the Drawdown Date of each Revolving Loan for any Approved Project:

(a)   each Applicable Permit relating to such Approved Project that is necessary to be obtained as of such date is either (x) in full force and effect and, if an appeal period is specified by Law, the appeal period has expired and no judicial, administrative or other proceedings are pending or, to Borrower's Knowledge, threatened that may allow material modification or revocation; or (y) of a type that is routinely granted on application, that is ministerial in nature,

(b)   Borrower has no reason to believe that any material Permit described in clause (y) above will not be obtained without substantial difficulty, expense or delay before it becomes an Applicable Permit.

(c)   No Loan Party is in material violation of any such Applicable Permit and no such Applicable Permit is subject to any material restriction, condition, limitation or suspension, and no such Applicable Permit contains any terms or conditions that provide for material curtailment or other material operational restrictions with respect to such Approved Project.

(d)   The Loan Parties possesses all material franchise, patents, copyrights, trademarks and trade names, or rights thereto necessary to perform its duties as of such date under the Material Project Documents relating to such Approved Project to which it is a party, and such Loan Parties are not in material violation of any valid rights of other parties with respect to any of the foregoing.

Section 4.11 Taxes. Each Loan Party has filed all tax returns (federal, state, local and foreign) required to be filed and has paid all taxes, assessments, and governmental charges and levies (including penalties and interest) shown thereon to be due, including interest and penalties, except taxes that are being contested in good faith by appropriate proceedings and for which the applicable Loan Party shall have set aside on its books adequate reserves in accordance with GAAP.

Section 4.12 Debt and Liens Securing Same. Set forth on Schedule 4.12 hereto is a complete and correct list of all Debt of Borrower and each Loan Party other than the Obligations and trade debt incurred in the ordinary course of its business. The maximum principal or face amounts of the obligations set forth, which are outstanding, and which can be outstanding, are correctly stated, and all Liens of any nature given or agreed to be given as security therefore are correctly described or indicated in Schedule 4.12.

Section 4.13 Federal Reserve Regulations. No Loan Party is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock. No part of the proceeds of any Loan have been or will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, for any purpose that entails a violation of, or that is inconsistent with, the provisions of the Regulations of the Board of Governors of the Federal Reserve System of the United States of America (the "Board"), including without limitation, Regulation T, Regulation U or Regulation X. Borrower will not take, or permit any agent acting on its behalf to take, any action which might cause any transaction or obligation, or right created by this Agreement, or any document or instrument delivered pursuant hereto, to violate any Regulation of the Board.

Section 4.14 Fiscal Year. The Fiscal Year of each Loan Party for financial accounting purposes ends on December 31 of each calendar year.

Section 4.15 No Broker's Fees. No Loan Party is obligated to pay any brokerage commissions, finder's fees or appraisal fees (other than reimbursing Lender for such fees incurred by Lender) in connection with the transactions contemplated by this Agreement.

Section 4.16 Investment Company Act, Public Utility Holding Company Act. No Loan Party is a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company", as such terms are defined in the PUHCA, nor is any Loan Party subject to regulation as a "public utility" under the FPA, as amended, nor is it an "investment company", or an "affiliated company" or a "principal underwriter" of an "investment company", as such terms are defined in the Investment Company Act of 1940.

Section 4.17 Use of Proceeds. Borrower will use the proceeds of the Loans only for the purposes and subject to the limitations specified herein.

Section 4.18 Environmental Matters. Except as disclosed on Schedule 4.18 hereto:

(a)   No Loan Party is in violation of any Environmental Law with respect to the Projects which violation could reasonably be expected to constitute a Material Adverse Effect.

(b)   No Loan Party has used, released, discharged, generated, manufactured, produced, stored or disposed of Contaminants in, on, under or about any Project, or transported, arranged or permitted the disposal thereto or therefrom, of any Contaminant that would subject any Loan Party or Lender to a material liability under any Environmental Law or that could reasonably be expected to constitute a Material Adverse Effect.

(c)   There are no aboveground or, to Borrower's Knowledge, underground tanks, whether operative or temporarily or permanently closed, located on any Project, the presence of which could reasonably be expected to constitute a Material Adverse Effect.

(d)   To Borrower's Knowledge, there is no condition at any Project that could reasonably form the basis of any liability of a Loan Party or Lender under any Environmental Law that could reasonably be expected to constitute a Material Adverse Effect.

(e)   There is no Environmental Claim pending or, to Borrower's Knowledge, threatened with respect to any Project or Loan Party with respect to any Project.

(f)   Borrower has received or caused to be prepared any environmental report or site assessment with respect to any Project or Project site, except any such report or assessment a true, correct and complete copy of which has been delivered to Lender.

Section 4.19   Compliance with Laws. No Loan Party is in material default or material violation of, nor, to Borrower's Knowledge, will the continued construction or operation of any Project be in material default or material violation of, any Law or any Applicable Permit.

Section 4.20   No Defaults or Material Adverse Effect. No Default or Event of Default has occurred and is continuing, and there has not occurred any event or circumstance that has resulted or could reasonably be expected to result in a Material Adverse Effect.

Section 4.21   Labor Disputes and Acts of God. As of the date hereof, there are no strikes, lockouts or slowdowns against Borrower pending or, to Borrower's Knowledge, threatened. To Borrower's Knowledge, the hours worked by and payments made to employees of Borrower have not been in material violation of the Fair Labor Standards Act or any other applicable Federal, state, local or foreign law dealing with such matters. The business and Projects and other assets of Borrower have not been affected by any fire, explosion, accident, drought, storm, hail, earthquake, embargo, act of God, or other casualty (whether or not covered by insurance) which could, in any one case or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.22   ERISA Compliance.

(a)   Except as disclosed on Schedule 4.22, No Loan Party has a Plan or Multiemployer Plan.

(b)   Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Law. Each Pension Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service to the effect that the form of such Plan is qualified under Section 401(a) of the Code and the trust related thereto has been determined by the Internal Revenue Service to be exempt from federal income tax under Section 501(a) of the Code, or an application for such a letter is currently being processed by the Internal Revenue Service. To Borrower's Knowledge, nothing has occurred that would prevent or cause the loss of such tax- qualified status.

(c)   There are no pending or, to Borrower's Knowledge, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could be reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(d)   (i) No ERISA Event has occurred, and neither Borrower nor any ERISA Affiliate is aware of any fact, event or circumstance that could reasonably be expected to constitute or result in an ERISA Event with respect to any Pension Plan; (ii) Borrower and each ERISA Affiliate has met all applicable requirements under the Pension Funding Rules in respect of each Pension Plan, and no waiver of the minimum funding standards under the Pension Funding Rules has been applied for or obtained; (iii) as of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) is 60% or higher and neither Borrower nor any ERISA Affiliate knows of any facts or circumstances that could reasonably be expected to cause the funding target attainment percentage for any such plan to drop below 60% as of the most recent valuation date; (iv) neither Borrower nor any ERISA Affiliate has incurred any liability to the PBGC other than for the payment of premiums, and there are no premium payments which have become due that are unpaid; (v) neither Borrower nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA; and (vi) no Pension Plan has been terminated by the plan administrator thereof nor by the PBGC, and no event or circumstance has occurred or exists that could reasonably be expected to cause the PBGC to institute proceedings under Title IV of ERISA to terminate any Pension Plan.

Section 4.23   Insurance. Schedule 4.23 sets forth a true, complete and correct description of all insurance maintained by the Loan Parties as of the date hereof. As of such date, such insurance is in full force and effect and all premiums have been duly paid. Each Loan Party has insurance in such amounts and covering such risks and liabilities as are in accordance with normal industry practice.

Section 4.24   Location of Real Property and Leased Premises.

(a)   Schedule 4.24 (a) lists completely and correctly as of the date hereof all real property owned by the Loan Parties and the addresses thereof.

(b)   Schedule 4.24 (b) lists completely and correctly as of the date hereof all real property leased by the Loan Parties and the addresses thereof. The Loan Parties have valid leases in all of the real property that it leases as set forth on Schedule 4.24(b). Except for its rights to use and access the applicable Projects set forth in the applicable Material Project Documents to which the Loan Parties are a party, no Project SPE is a licensee of, or easement holder with respect to, any real property rights.

Section 4.25   Security Documents. The Security Documents are and will continue to be effective to create in favor of Lender legal, valid and enforceable Liens against the Collateral described therein and so long as financing statements in appropriate form is filed in the offices specified on Schedule 7.1, the Security Agreements shall continue to constitute fully perfected Liens against all of the Loan Parties' respective rights, title and interests in the Collateral described therein, in each case prior and superior in right to any other Person other than holders of Permitted Liens.

Section 4.26   Sanction Concerns. Neither Borrower, nor any Subsidiary, nor any director, officer, employee, agent, affiliate or representative thereof, is a Person that is, or is owned or controlled by any Person that is (i) currently the subject or target of any Sanctions or (ii) located, organized or resident in a Designated Jurisdiction. No Loan, nor the proceeds from any Loan has been used, to Borrower's Knowledge, directly or indirectly, to lend, contribute, provide or has been otherwise made available to fund any activity or business in any Designated Jurisdiction or to fund any activity or business of any Person located, organized or residing in any Designated Jurisdiction or who is the subject of any Sanctions, or in any other manner that will result in any violation by any Person (including Lender) of Sanctions.

Section 4.27   Sufficiency. The Material Project Documents are or will be sufficient in all material respects to enable (x) each Project to be located and constructed on the corresponding approved Project sites and (y) each Project to be operated and maintained on the corresponding approved Project sites, in each case in accordance in all material respects with applicable Law, each Applicable Permit and the Construction Budget or Operating Budget, as applicable.

Section 4.28   Government Regulation. As of the Drawdown Date of each Revolving Loan for a particular Project, the Loan Parties are not and will not, solely as a result of (i) entering into any Material Project Document or any transaction contemplated hereby or thereby, or (ii) the construction, ownership, leasing, use or operation of any Project, or the generation, transmission, distribution or sale of electric energy therefrom, be subject to, or not exempt from, regulation as a "public utility" under the FPA. Upon the initial generation of electricity from any Project, the applicable Project SPE will not be considered to be an "electric utility company" and a "public- utility company" under PUHCA and will not be subject to regulation as an "electric company", "distribution company" or similar entity under applicable Law of the State in which such Project is located or to the jurisdiction of which such Project is subject.

Section 4.29　Approved Projects. Schedule 1 lists completely and correctly as of the date hereof all of the Projects which may be presented by Borrower for approval pursuant to Section 2.1(a)(i) and specifying (including any estimates thereof as applicable) (a) the location thereof and the Offtaker therefrom, (b) the expected capacity thereof, (c) the suppliers of the modules, inverters and other major items of equipment with respect thereto, (d) with respect to the Primary Revenue Agreement that is then in effect or that is expected to be entered into with respect to such system, listing the price thereunder (and if renewable energy credits or other items are sold thereunder, the price therefor) and the term thereof.

Section 4.30　No Other Bank Accounts. The Loan Parties have no other deposit or securities account other than the Borrower Account and the Permitted Accounts in accordance with and subject to the Account Agreement.

Section 4.31　Solvency. Borrower and each other Loan Party, is and, immediately after giving effect to the consummation of the transactions contemplated by the Loan Documents will be, Solvent.

Section 4.32　Financial Statements. The most recent financial statements (including the notes thereto) delivered in respect of the Loan Parties pursuant to this Agreement fairly present in all material respects the financial condition of the Loan Parties as of the date thereof and have been prepared in accordance with GAAP applied on a consistent basis, subject to the audit and normal year-end adjustments and the absence of footnotes and associated disclosures. Such financial statements and notes thereto disclose all direct or contingent material liabilities of the Loan Parties as of the dates thereof.

Section 4.33　Construction Costs. As of the Drawdown Date of each final Revolving Loan Disbursement for an Approved Project advancing the remainder of the applicable Project Commitment, Borrower or its Subsidiaries have received sufficient funds to pay any and all construction costs in accordance with the Construction Budget and any cost overruns which may have been incurred or are reasonably expected to be incurred, in each case, including any amounts payable pursuant to an EPC Contract, including the proceeds of any Loan.

Section 4.34　Joint Ventures. Borrower represents and warrants that (a) no default exists by any party to the Victory Hill JV Agreements and Borrower is not aware of any fact, circumstance or occurrence which is reasonably likely to give rise to a default by any party to the Victory Hill JV Agreements; and (b) Energea Global owns 15% of Victory Hill Joint Venture (on a fully diluted basis), free and clear of any liens, claims, encumbrances, rights of repurchase, options, or similar rights.

Article V~~ARTICLE V~~
AFFIRMATIVE COVENANTS

Borrower covenants and agrees that so long as this Agreement shall remain in effect and until the Commitments shall have been terminated and all of the Obligations shall have been paid and performed in full, unless Lender shall have otherwise consented in writing, Borrower shall, and shall cause each **Borrower** Subsidiary to:

Section 5.1   Maintenance of Existence. Preserve and maintain its existence in its current form of organization in the jurisdiction of organization and qualify and remain qualified as a foreign corporation in each jurisdiction in which such qualification is required, except where the failure to remain so qualified would not have a Material Adverse Effect.

Section 5.2   Maintenance of Records. Keep proper books of record and account, in which complete entries will be made substantially in accordance with GAAP consistently applied, reflecting all of their financial transactions.

Section 5.3   Business and Properties. (a) Do or cause to be done all things necessary to obtain, preserve, renew, extend, comply with and keep in full force and effect the rights, licenses, Permits (including all Applicable Permits), franchises, authorizations, patents, copyrights, trademarks and trade names material to the conduct of its business, and to own, insure, operate and maintain the Projects in the manner contemplated by the Material Project Documents; (b) maintain and operate such business in substantially the manner in which it is presently conducted and operated; (c) comply in all material respects with all Laws; and (d) at all times maintain, keep and preserve all of its properties necessary or useful in the proper conduct of its businesses in good working order and condition, ordinary wear and tear excepted.

Section 5.4   Maintenance of Insurance. (a) Keep its tangible personal property assets insured against fire, theft and other hazards (so-called "All Risk" coverage) in amounts and with companies satisfactory to Lender to the same extent in covering such risks as is customary in the same or a similar business, but in no event in an amount less than the lesser of (i) the total Obligations or (ii) the amount necessary to avoid any co-insurance penalty, which policies shall name Lender as loss payee as its interests may appear, (b) maintain public liability coverage against claims for personal injuries, death or property damage in an amount deemed reasonable by Lender, which policy shall name Lender as an additional insured, and (c) maintain all worker's compensation, employment or similar insurance as may be required by applicable law. Such All Risk property insurance coverage shall provide for a minimum of thirty (30) days' written cancellation notice to Lender, except if such cancellation notice is as a result of non- payment of premium, in which case ten (10) days written cancellation shall be provided. Borrower agrees to deliver or cause to be delivered copies of all of the aforesaid insurance policies to Lender. In the event of any loss or damage to a material portion of Borrower, Borrower shall give immediate written notice to Lender and to its insurers of such loss or damage and shall properly file its proofs of loss with said insurers. Borrower shall cause Lender to be endorsed as a loss payee with a long form Lender's Loss Payable clause, in form and substance acceptable to Lender, on all such insurance. In the event of failure to provide and maintain insurance as herein provided, Lender may, at its option, provide such insurance and the amount thereof shall constitute Obligations. Borrower hereby irrevocably appoints Lender as its attorney-in-fact, coupled with an interest, to make proofs of loss and claims for insurance and to receive payments of the insurance and execute and endorse all documents, checks and drafts in connection with payment of the insurance. Any proceeds of insurance received by Lender shall be applied to the Obligations in such manner and order of priority as Lender shall determine in its sole discretion.

Section 5.5   Taxes. Pay and discharge before the same shall become delinquent all taxes, assessments, and governmental charges or levies (including interest and penalties) imposed upon it or upon its income or profits or in respect of its property, before the same shall become delinquent or in default; *provided, however,* that such payment or discharge shall not be required with respect to any tax, assessment, charge, levy or claim so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings diligently conducted and with respect to which the applicable Loan Party shall have set aside on its books adequate reserves in accordance with GAAP and such contest operates to suspend collection of the contested obligation, tax, assessment or charge and enforcement of a Lien.

Section 5.6   Right of Inspection. Permit Lender or any agent or representative of Lender, upon (a) reasonable notice and during normal business hours and as often as reasonably requested in the case of all examinations, visits and inspections other than field examinations, and (b) upon reasonable prior written notice (not to be given more frequently than two (2) times per calendar year) in the case of field examinations, to examine and make copies of and abstracts from the records, including, without limitation, computer records and books of account of, and visit and inspect the properties of Borrower and any Subsidiary, and to discuss the affairs, finances, and accounts of Borrower or such Subsidiary with any of its Responsible Officers and directors and its independent accountants (who, by this reference, are authorized by Borrower to discuss such matters with Lender or any agent or representative of Lender). After the occurrence and during the continuance of an Event of Default, Lender may undertake any of the foregoing rights of examination and inspection at any time and at any frequency.

Section 5.7   Reporting Requirements.

(a)   Furnish or cause to be furnished to Lender:

(i)   As soon as available and in any event within one hundred twenty (120) days after the end of each Fiscal Year, the most recent unaudited annual financial statements (or audited if available) of the Loan Parties, all in reasonable detail and accompanied by an unqualified report thereon by a certified public accountant reasonably acceptable to Lender which shall state that such financial statements present fairly the financial condition as of the end of such Fiscal Year and the results of operations and changes in financial position for such Fiscal Year of Borrower in accordance with GAAP.

(ii)   On the last calendar day of each month, (A) a construction progress report as to each Approved Project, (B) a reconciliation of the costs incurred in connection with the construction of each Approved Project in construction as compared to the applicable Construction Budget, (C) a reconciliation of the costs incurred in connection with the operation of each Approved Project in operations as compared to the applicable Operating Budget, ~~and~~ (D) copies of bank statements reflecting all funds deposited into or withdrawn from the Borrower Account**, and (E) copies of bank statements reflecting end of month combined operating cash balances for the Borrower and its Subsidiaries**.

(iii)   On the last calendar day of each quarter, a certificate from Borrower signed by a Responsible Officer, in his or her representative, and not individual, capacity, certifying that (A) no Default or Event of Default exists, and (B) Borrower is in compliance with all required financial covenants under this Agreement, including pursuant to Section 6.7 (such certifications to include a calculation of such compliance and the supporting information therefor).

(iv)   Such other information respecting the condition or operations, financial or otherwise, of Borrower or any Subsidiary as Lender may from time to time reasonably request.

(b)   Borrower shall make personnel available to conduct a meeting with Lender once per calendar month during the first six (6) months following the execution of this Agreement and quarterly thereafter to discuss **(i)** the monthly and quarterly reports delivered pursuant to Section 5.7(a)(iii) and (iv) ~~and~~**, (ii) cash flow usage for the prior quarter and projected cash flow usage for the upcoming quarter, and (iii)** other matters regarding Borrower or any Subsidiary as Lender may from time to time reasonably request.

Section 5.8   <u>Litigation and Other Notices</u>. Promptly, upon receiving written notice, or obtaining knowledge thereof (and in any case no later than five (5) Business Days after receiving written notice, or obtaining knowledge thereof), give written notice to Lender of:

(a)   any litigation, action or proceeding pending or, to the knowledge of Borrower, threatened, against any Loan Party (i) involving claims in excess of $100,000 against, (ii) seeking any material injunctive, declaratory or other equitable relief that, if adversely determined, could reasonably be expected to result in a Material Adverse Effect, or (iii) instituted for the purpose of revoking, terminating, suspending, withdrawing, modifying or withholding any Applicable Permit or Material Project Document;

(b)   any dispute or disputes which may exist between it and any Governmental Authority and which involve (i) claims against it or a Project, (ii) injunctive or declaratory relief, or (iii) revocation, modification, suspension or the like of any Applicable Permit or imposition of additional material conditions with respect thereto;

(c)   any Default or Event of Default, and together with such notice or as soon thereafter as possible, a description of the action or actions that Borrower has taken or proposes to take with respect to such Default or Event of Default;

(d)   any casualty, damage or loss, whether or not insured, through fire, theft, other hazard or casualty, if such casualty, damage or loss affects it or any Project;

(e)   any matter which has or could reasonably be expected to have a Material Adverse Effect;

(f)   initiation of any condemnation or eminent domain proceedings involving a Project, a Project site or any material portion thereof;

(g)   (i) any notice of default or termination given or received under any Material Project Document; (ii) any occurrence at, on or arising from an Approved Project that has resulted in or could reasonably be expected to result in material noncompliance with or a material liability under any Environmental Law, (iii) Release of Contaminants on or from an Approved Project that has resulted in or could reasonably be expected to result in personal injury or material property damage or have a Material Adverse Effect, or (iv) pending or threatened material Environmental Claim against any Loan Party or arising in connection with occupying or conducting operations on or at an Approved Project;

(h)   any termination, revocation, suspension or material modification of any Applicable Permit, or any action or proceeding related to any notice of violation issued by a Governmental Authority to any Loan Party;

(i)   any claim of force majeure under any Material Project Document and, to the extent reasonably requested by Lender and reasonably available to Borrower, copies of related invoices, statements, supporting documentation, schedules, data or affidavits delivered under the relevant Material Project Document;

(j)   its intention to undertake any action or any action by Borrower or any Loan Party that would constitute a Reportable Event;

(k)   a copy of any amendment, modification, supplement or a waiver with respect to any Material Project Document to Lender promptly upon Borrower receiving a copy thereof, but in no event later than thirty (30) days after it has received a fully executed copy thereof;

(l)   ~~(i)~~ any cancellation or material change in the terms, coverages or amounts of any insurance described in Section 5.4; and

(m)   ~~(l)~~ any materialmen's, mechanics', workers', repairmen's, employees' or other like Lien or application therefor in an amount in excess of $50,000 individually or $100,000 in the aggregate, in each case having been recorded against (i) ~~a~~ Borrower, or (ii) an Approved Project relating to work performed by or at the direction of Borrower, in each case together with a notice of such recordation describing the reasons for such Lien in reasonable detail and attaching **all relevant documentation available to Borrower regarding such Lien.**

Section 5.9   Supervision of Construction. Borrower shall supervise, manage and direct the completion of the construction of all Approved Projects, including the procurement of all materials necessary to install, test, complete all Approved Projects, by the EPC Contractor in all respects consistent with the applicable EPC Agreement and all applicable manufacturer and design specifications relating to the relevant Project, Prudent Industry Practices, Laws and Applicable Permits. Borrower shall timely pay, or cause to be paid, all amounts owed to the EPC Contractor, and shall ensure that EPC Contractor timely pays all amounts owed by it to its subcontractors and vendors, in connection with the performance of all obligations of the EPC Contractor under the applicable EPC Agreement when such amounts are due and payable.

Section 5.10   Energy Regulation. Cause each Project SPE to comply with all applicable energy regulatory laws, including without limitation the Brazilian legislation, the regulation determined by the competent authorities and, if applicable, the Resolution No. 482, issued on April 17th, 2012 by the National Agency of Electrical Energy – ANEEL (*Agência Nacional de Energia Elétrica – ANEEL*), if applicable.

Section 5.11   Use of Proceeds; Use of Cash Flow.

(a)   ~~Section 5.11 Use of Proceeds.~~ Use the proceeds of the Loans only for the purposes and subject to the limitations specified herein.

(b)   On a monthly basis, use cash proceeds solely as follows, and in the following order of priority:

(i)   First, to fund the DS Account in accordance with Section 5.15(b);

(ii)   Second, to make payments to Lender of principal, interest, and other charges and fees as they come due hereunder;

(iii)   Third, to fund reserves to pay for the Operating Budgets for Approved Projects;

(iv)   Fourth, to use for construction costs in accordance with the Construction Budgets for Approved Projects; and

(v)   Fifth, to make distributions or dividends to the holders of Class A Investor Shares of the Borrower pursuant to the Borrower's Offering Circular dated June 30, 2020, as supplemented or amended from time to time.

Section 5.12   Additional Collateral. With respect to any personal property acquired after the Closing Date by any Loan Party that is intended to be subject to the Lien created by any Security Document, including, but not limited to, all rights, title and interest of any Loan Party in, to and under any after-acquired Maintenance Services Agreement, Interconnection Agreement or REC Agreement, but is not so subject, promptly (and in any event within 30 days after the acquisition thereof) (a) execute and deliver to Lender such amendments or supplements to the relevant Security Documents, or such other documents as Lender shall reasonably deem necessary to grant to Lender, for its benefit and for the benefit of its Affiliates, as applicable, a Lien on such property subject to no Liens other than Permitted Liens, and (b) take all actions necessary to cause such Lien to be duly perfected to the extent required by such Security Agreement in accordance with all applicable Law, including the filing of financing statements in such jurisdictions as may be reasonably requested by Lender. Borrower shall otherwise take such actions and execute and deliver to Lender such documents as Lender shall reasonably require to confirm the validity, perfection and priority of the Lien of the Security Agreements against such after-acquired property or cause the applicable Loan Party to take such action or execute and deliver such documents.

Section 5.13   Material Project Documents. Borrower shall and shall cause each Loan Party to (a) perform and observe all of its material covenants and obligations contained in each of the Material Project Documents to which it is a party (subject to any applicable exceptions set forth in the Material Project Documents), (b) take all reasonable and necessary action to prevent the termination or cancellation of any Material Project Documents to which it is a party (except for the expiration of any Material Project Document in accordance with its terms and not as a result of a breach or default thereunder), and (c) enforce against the relevant Key Project Participant each material covenant or material obligation of such Material Project Document to which it is a party in accordance with its terms, including enforcing such Loan Party's rights and remedies under the Material Project Documents to maximize the amount of liquidated damages available to such Loan Party under the Material Project Documents.

Section 5.14   Construction Costs. Commencing as of the Drawdown Date of the final Revolving Loan Disbursement for any Approved Project advancing the remainder of the applicable Project Commitment, Borrower or its Subsidiaries have received equity contributions from the Additional Investors and/or Borrower which are sufficient to pay any and all remaining construction costs in accordance with the Construction Budget and any cost overruns which may have been incurred or are reasonably expected to be incurred, including, in each case, any amounts payable pursuant to an EPC Contract, with respect to each such Approved Project; provided that, upon a written request by Borrower, Lender may elect, in its sole discretion, to waive the foregoing requirement and size the final Revolving Loan Disbursement for an Approved Project in an amount equal to the remainder of the expected acquisition, development or construction costs set forth in the applicable Construction Budget not paid previously plus any cost overruns which may have been incurred or are reasonably expected to be incurred.

Section 5.15   Account Controls.

(a)   Any and all proceeds of Revolving Loans and any and all Project Revenues shall be deposited into the Borrower Account and applied solely to the payment of permitted costs in accordance with Schedule 7.3, including compliance with the applicable Construction Budget and Operating Budget except for any variance approved by the Lender in accordance with Schedule 7.3 based on the submission by Borrower of a certificate in the form of Exhibit H.

(b)   Until (i) the Borrower provides Lender with evidence (in form and substance satisfactory to Lender) that the Obligor Debt Service Coverage Ratio exceeds 1.5:1.0 on a trailing twelve months basis and (ii) the Project known as "Araxa I" shall become an Approved Project (the satisfaction of clauses (i) and (ii) being referred to as the "Step-Down Condition"), the Borrower shall cause the DS Account to have a minimum balance at all times of at least $810,000. Following the occurrence of the Step-Down Condition, the Borrower shall cause the DS Account to have a minimum balance at all times of at least $405,000; provided, however, that once the Borrower provides Lender with evidence (in form and substance satisfactory to

Lender) that (i) the "Divinopolis II" project, on its own (i.e., Project Actual Net Cash Flow and Project Debt Service only take into account the "Divinopolis II" project), has produced a Project Debt Service Coverage Ratio **of at least 1.2:1.0 for a calendar quarter, and (ii) the "Divinopolis II" project interconnection has been completed, the Borrower's obligation to maintain the DS Account shall be released and the Lender shall execute a release and termination of the DS Account account control agreement.**

(c)   All proceeds received by Energea Global of or from the Victory Hill Joint Venture (exclusive of proceeds in respect of management fees, service fees, administrative fees and similar fees) shall be deposited into the VH Account, subject to the terms of the account control agreement with Lender governing such account.

Section 5.16   <u>Further Assurances</u>. Promptly upon request by Lender, Borrower shall or shall cause any Loan Party to (a) correct any material defect or error that may be discovered in any Loan Document or in the execution, acknowledgment, filing or recordation thereof, and (b) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as Lender may reasonably require from time to time in order to (i) carry out more effectively the purposes of the Loan Documents, (ii) perfect and maintain the validity, effectiveness and priority of any of the Security Documents and any of the Liens intended to be created thereunder (other than Permitted Liens that are accorded priority pursuant to applicable Law) and (iii) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto Lender the rights granted or now or hereafter intended to be granted to Lender under any Loan Document or under any other instrument executed in connection with any Loan Document to which any Key Project Participant is or is to be a party (provided, that in case an action is required of a Key Project Participant, that is not Borrower, to comply with this Section 5.16, Borrower shall use commercially reasonable efforts to comply with this Section 5.16).

<h2 style="text-align:center">Article VI<s>ARTICLE VI</s>
NEGATIVE COVENANTS</h2>

Borrower covenants and agrees that so long as this Agreement shall remain in effect and until the Commitments shall have been terminated and all of the Obligations shall have been paid and performed in full, unless Lender shall have otherwise consented in writing, neither Borrower nor any Subsidiary shall, directly or indirectly:

Section 6.1   <u>Liens</u>. Create, incur, assume, or suffer to exist any Lien upon or with respect to any of its properties or assets (including without limitation, securities and other investment property), now owned or hereafter acquired by it or on any income or revenues or rights in respect of any thereof, except:

(a)   Liens created under the Loan Documents in favor of Lender;

(b)   Liens created in connection with the Senior Debt; and

(c)   the following types of Liens (excluding any such Lien imposed pursuant to Section 401(a)(29) or Section 412(n) of the Code or by ERISA or any such

Lien relating to or imposed in connection with any Environmental Claim), in each case as to which no enforcement, collection, execution, levy or foreclosure shall have been commenced (collectively, the "Permitted Liens"):

(i)   Liens for taxes or assessments or other government charges or levies not yet due and payable or which are being contested in compliance with Section 5.5 and with respect to which Borrower has established reserves in accordance with GAAP;

(ii)   pledges or deposits to secure obligations in the ordinary course of business under workers' compensation laws, unemployment insurance or other similar social security legislation (other than in respect of employee benefit plans subject to ERISA);

(iii)   Liens imposed by law, such as carriers', mechanics', materialmen's, storage and repairmen's Liens and other similar Liens arising in the ordinary course of business and securing obligations (other than Debt) (A) that are not delinquent, or (B) the amount, applicability or validity of which is being contested in good faith and by appropriate proceedings diligently conducted and with respect to which Borrower has established reserves in accordance with GAAP;

(iv)   deposits made in the ordinary course of business to secure liability to insurance carriers;

(v)   easements, rights-of-way, zoning restrictions and other encumbrances and survey exceptions, minor defects or irregularities in title and other similar restrictions on title to, or the use of, real property that do not, either individually or in the aggregate (A) materially detract from the value of such real property, or (B) materially and adversely affect the use of such real property for its intended purposes or the conduct of the business of Borrower in the ordinary course and, in any case, that were not incurred in connection with and do not secure Debt or other extensions of credit.

Section 6.2   Debt. Create, incur, assume, or suffer to exist any recourse or nonrecourse Debt, except:

(a)   Debt pursuant to the Loan Documents;

(b)   The Senior Debt as in the principal amount outstanding on the Closing Date;

(c)   Debt resulting from endorsement of negotiable instruments for collection in the ordinary course of business;

(d)   Debt for borrowed money incurred by a Project SPE with the prior written consent of Lender;

(e)   accounts payable to trade creditors for goods or services and current operating liabilities (other than for borrowed money), in each case incurred in the ordinary course of business.

Section 6.3   Guaranties. Except for the Loan Documents, assume, guaranty, endorse, or otherwise be or become directly or contingently responsible or liable (including, but not limited to, an agreement to purchase any obligation, stock, assets, goods, or services, or to supply or advance any funds, assets, goods, or services, or to maintain or cause such Person to maintain a minimum working capital or net worth, or otherwise to assure the creditors of any Person against loss) for obligations of any Person, except for guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business.

Section 6.4   Sale of Assets.

(a)   As to each Project SPE, sell, lease, assign, transfer, or otherwise dispose of any of its now owned or hereafter acquired assets except sales of energy, capacity and related products by the Project SPEs in the ordinary course.

(b)   Sell, lease, assign, transfer or otherwise dispose of any Approved Project set forth on Schedule 6.4.

(c)   Sell, lease, assign, transfer, or otherwise dispose of any Current P2 Asset (excluding any Approved Project), until such time as the Borrower provides Lender with evidence that the Obligor Debt Service Coverage Ratio exceeds 2.2:1.0, in form and substance satisfactory to Lender; provided however that prior to any such sale, lease, assignment, transfer or other disposal of any Current P2 Asset (excluding any Approved Project), the Borrower has provided Lender with a pro forma compliance certificate evidencing continued compliance of the remaining Current P2 Assets of the Obligor Debt Service Coverage Ratio in excess of 2.2:1.0, in form and substance satisfactory to Lender.

(d)   ~~(b)~~ As to each of Borrower and the Portfolio Companies, sell, lease, assign, transfer, or otherwise dispose of or grant any interest in, option on or warrant or other similar interest in, any of its ~~now owned or hereafter acquired~~ Equity Interests ~~in any Loan Party, including without limitation any Project SPE that owns an Approved Project.~~**that has been pledged as Collateral to Lender from time to time. For the avoidance of doubt, this Section 6.4(d) will not, in any way limit the sale, lease, assignment, transfer or other disposal of or grant of any interest in, option on or warrant or other similar interest in any Equity Interests of the Borrower or any Portfolio Company other than those pledged Equity Interests referenced above.**

(e)   ~~(c)~~ As to each Loan Party, sell, lease, assign, transfer, or otherwise dispose of any of its now owned or hereafter acquired assets which constitute Collateral except sales of energy, capacity and related products by the Project SPEs in the ordinary course.

(f)   ~~(d)~~ As to each of Borrower and the Portfolio Companies, following an Overrun Event, sell, lease, assign, transfer, or otherwise dispose of any of its now owned or hereafter acquired assets.

Section 6.5   Developer Fee. Pay any developer fee to Borrower or any Affiliate of Borrower for any Approved Project unless such payment of a developer fee is in accordance with the applicable Operating Budget for such Approved Project; provided that any such developer fee shall be reduced in the amount of any cost overrun incurred with respect to such Approved Project.

Section 6.6   Restricted Payments. Declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that any Loan Party may declare and make dividend payments or other distributions payable solely in common equity interests of such Person beginning after the Initial COD so long as no Default or Event of Default has occurred and is continuing prior to or immediately following such dividend or distribution or otherwise results from such dividend or distribution (or would exist as a result thereof), including pursuant to the financial covenant in Section 6.7, if applicable.

Section 6.7   Financial Covenants.

(a)   ~~Section 6.7~~ Project Debt Service Coverage Ratio. Allow the Project Debt Service Coverage Ratio to be less than 1.20:1.00 as of the last Business Day of any calendar quarter beginning with the second full calendar quarter following the Initial COD.

(b)   Minimum Operating Cash Balance. Allow the Borrower's and its Subsidiaries' combined operating cash balance to be less than $270,000 as of the end of any calendar month.

Section 6.8   Burdensome Agreements. Enter into any agreement or other contractual commitment (other than existing agreements or contractual commitments entered into by Borrower prior to the date hereof, this Agreement or any other Loan Document) that (a) limits the ability of Borrower or any Subsidiary to create, incur, assume or suffer to exist Liens on property of such Person; *provided, however*, that nothing herein shall prohibit any negative pledge or any prohibition on transfer incurred or provided in favor of any holder of Debt permitted under Section 6.2(b) solely to the extent any such negative pledge or prohibition on transfer relates to the property financed by or the subject of such Debt; or (b) requires the grant of a Lien to secure an obligation of such Person if a Lien is granted to secure another obligation of such Person.

Section 6.9   No Accounts. Open or maintain any deposit or securities account other than the Borrower Account**, the DS Account,** and the Permitted Accounts in accordance with and subject to the Account Agreement.

Section 6.10   Change Name; Location or State of Incorporation. (a) Change its legal name or conduct its business under any trade name other than as hereinabove set forth unless Borrower gives thirty (30) days prior written notice to Lender; (b) conduct business, locate assets or maintain an office at any location unless Borrower gives thirty (30) days prior written notice to Lender; and (c) change its legal structure or State of incorporation or formation from its current legal structure or State of formation unless Borrower gives thirty (30) days prior written notice to Lender.

Section 6.11   Fiscal Year. Change its Fiscal Year.

Section 6.12   Management/Control and Accounting Methods. (a) Suffer any change in its Control which Lender deems, in its sole discretion, to be a material change, (b) make a material adverse change in the nature of its business or a material change in its method of accounting; or (c) suffer the death, removal, termination or resignation of any of its Responsible Officers, unless within 90 days thereafter the Company engages a replacement for such Responsible Officer.

Section 6.13   Sale and Leaseback. Sell, transfer, or otherwise dispose of any real or personal property to any Person and thereafter directly or indirectly lease back the same or similar property.

Section 6.14   Sanctions. Directly or indirectly, use any Loan or the proceeds of any Loan, or lend, contribute or otherwise make available such Loan or the proceeds of any Loan to any Person, to fund any activities of or business with any Person, or in any Designated Jurisdiction, that, at the time of such funding, is the subject of Sanctions, or in any other manner that will result in a violation by any Person of Sanctions.

Section 6.15   Affiliate Contracts. Except as set forth in Schedule 6.15, be a party to any transactions or arrangements (including any transactions relating to the buying or selling of any Property or any products of the Projects or involving the receipt of money as payment for goods or services) with any Affiliate of any Loan Party or make payments to any Affiliate thereunder.

Section 6.16   JV Agreements.

(a)   Take, or permit Energea Global to take, any action or omission that constitutes, or with the lapse of time will constitute, a breach, default or event of default under the Victory Hill JV Agreements, or permit any breach, default or event of default by any other party to such agreements.

(b)   Permit, or permit Energea Global to permit, the distribution of Energea Global's share of the proceeds of any sale or divestment of any project or asset owned (directly or indirectly) by Victory Hill Joint Venture unless the proceeds of such sale or divestment are deposited into and maintained in the VH Account.

Article VII~~ARTICLE VII~~
SECURITY

Section 7.1   Security. As set forth in Schedule 7.1, as of the Closing Date and each Drawdown Date for any Revolving Loan or any Term Loan, Borrower shall, or shall cause the applicable Loan Party to, execute or file and deliver to Lender each Security Document not previously delivered as of such date. The Obligations are and shall continue to be secured by and pursuant to the Security Documents.

Section 7.2   ~~Release of Borrower~~**[Reserved]**.

~~(a) If no Revolving Loans are outstanding, Lender shall release Borrower from its obligations under the Loan Documents upon Lender's receipt of (i)~~ evidence that the

~~Obligor Debt Service Coverage Ratio exceeds 2.2:1.0, in form and substance satisfactory to Lender, and (ii) written notice from Borrower requesting such release. Following such release, each and every Additional Obligor at the time of such release shall thereafter be deemed to be the "Borrower" for all purposes hereunder and shall be directly liable, on a joint and several basis, for all of the Obligations in accordance with the terms of this Agreement.~~

Section 7.3   Bank Account. **Subject to Section 5.11(b) and Section 6.16(b),** no Loan Party shall deposit or withdraw any funds in or from the Borrower Account or any Permitted Account except in accordance with Schedule 7.3. No Loan Party shall apply the proceeds of any Loan or any Project Revenue to the payment of any costs other than permitted costs in accordance with Schedule 7.3.

Section 7.4   Security Documents. Borrower shall, and shall cause each other Loan Party, to comply with the Security Documents to which each is a party.

Section 7.5   Collateral. The collateral for the Obligations shall include all Project Assets for any Approved Project, and the Equity Interests of the Portfolio Companies and Project SPEs, in each case, as further described in and in accordance with the applicable Security Documents. **Collateral for the Obligations shall also include (a) the VH Account, until such time as the Borrower provides Lender with** evidence that the Obligor Debt Service Coverage Ratio exceeds 2.2:1.0, in form and substance satisfactory to Lender, and **(b) the DS Account, in accordance with Section 5.15(b).**

Article VIII~~ARTICLE VIII~~
EVENTS OF DEFAULT

Section 8.1   Events of Default.

(a)   The following events (whether voluntary or involuntary or effected by operation of law or otherwise) shall be an "Event of Default":

(i)   Borrower shall fail to pay the principal of, premium, if any, or interest on any Loan, on the date that such amount is due and payable, whether at the due date thereof or at a date fixed for repayment or prepayment thereof or by acceleration thereof or otherwise.

(ii)   Borrower shall fail to pay any amount of any fee, or any other Obligation, in each case within ~~fifteen~~**thirty** (~~15~~**30**) calendar days after the date that such amount is due and payable, whether at the due date thereof or at a date fixed for repayment or prepayment thereof or by acceleration thereof or otherwise.

(iii)   Any representation or warranty made or deemed made by or on behalf of Borrower in or in connection with any Loan Document or the borrowings hereunder or thereunder, or any representation, warranty statement or information contained in any certificate, document, opinion, report, financial statement or other instrument furnished at any time on behalf of Borrower in connection with or pursuant to any Loan Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished.

(iv)   Default in the due observance or performance by Borrower or any Subsidiary of any covenant contained in Section 5.1 (Maintenance of Existence), Section 5.3 (Business and Properties), Section 5.4 (Maintenance of Insurance), Section 5.11 (Use of Proceeds**; Use of Cash Flow**), Section 5.14 (Construction Costs), Section 5.15 **(a) (**Account Controls), Section 5.16 (Further Assurances), Article VI~~,~~ **(excluding Section 6.7(b)),** Article VII (and the related Schedules) or Article IX (and the related Schedule).

(v)   Default in the due observance or performance by Borrower or any Subsidiary of any other covenant or agreement contained in this Agreement or any covenant or agreement contained in any other Loan Document (other than those specified elsewhere in this Section 8.1) and, in each case, such default shall continue unremedied for a period of ~~fifteen~~**thirty** (~~15~~**30**) calendar days after the date such default occurred.

(vi)   Borrower shall (A) fail to pay any principal or interest, regardless of the amount, due in respect of Debt in the principal amount in excess of $250,000, when due and payable or within any grace period for the payment thereof, or (B) fail to perform or observe any other term, covenant, condition or agreement under any agreement or instrument evidencing, governing or relating to any such Debt (which is not waived by the holder or holders of such Debt) if the effect of any failure referred to in this clause (B) is to cause, or to permit the holder or holders of such Debt or a trustee on its or their behalf (with or without the giving of notice, or the lapse of time) to cause, such Debt to become due prior to its stated maturity or to permit the acceleration after the giving of notice or passage of time, or both, of the maturity.

(vii)   Any Loan Party institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of the applicable Loan Party and the appointment continues undischarged or unstayed for 60 calendar days; or any proceeding under any Debtor Relief Law relating to the applicable Loan Party or to all or any material part of its property is instituted without the consent of Borrower and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; or

(viii)   One or more judgments or orders (including, without limitation, writs or warrants of attachment, garnishment, execution, distraint or similar process) for the payment of money in excess of $250,000 shall be rendered against Borrower or any Subsidiary and shall remain unsatisfied and either (A) enforcement proceedings shall have been commenced by any creditor upon any such judgment or order, or (B) there shall be any period of at least ten (10) consecutive days during which a stay of enforcement of any such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect.

(ix)   (A) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of

Borrower under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of the $250,000, or (B) Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the $250,000; or

(x) Any Loan Party repudiates, revokes or attempts to revoke or denies or contests the validity or enforceability of any of the Loan Documents or Obligations, or the perfection or priority of any Lien granted to Lender; any Loan Document ceases to be in full force or effect for any reason (other than a waiver or release by Lender); or any Security Document shall at any time after its execution and delivery and for any reason cease to create a valid and perfected first priority (except as otherwise expressly provided in this Agreement or such Security Document) Lien in and to the property purported to be subject to such Security Document.

(xi) Any Loan Party is criminally indicted or convicted for (A) a felony committed in the conduct of ~~Borrower's~~its business, or (B) any state or federal law (including the Controlled Substances Act, Money Laundering Control Act of 1986 and Illegal Exportation of War Materials Act) that could lead to forfeiture of any material Property of Borrower or any Collateral.

(xii) There shall have occurred a Material Adverse Effect **or a material adverse change in the financial standing of any customer counterparty of Borrower or any Borrower Subsidiary**.

(xiii) There shall have occurred a default or event of default (after the expiration of any applicable grace or cure periods) under or within the meaning of (A) any other instruments or agreements between Lender and Borrower, ~~or~~ (B) **the Victory Hill JV Agreements (but only during such time as the Lender is entitled to maintain its lien on the VH Account in accordance with Section 7.5), or (C)** any of the Material Project Documents or the Senior Debt.

(xiv) If, at any time, the Loan Parties fail to obtain or maintain binding commitments in sufficient amounts to fund any and all construction costs for each Approved Project as and when due and payable pursuant to any EPC Contract or any similar agreement, including any cost overruns incurred or reasonably expected to be incurred **and, in each case, such failure shall continue unremedied for a period of thirty (30) calendar days after the date such failure occurred**.

(b) Upon and after the occurrence of any Event of Default, Lender may take any or all of the following actions:

(i) declare the Commitments to be terminated, whereupon such Commitments shall be terminated;

(ii)   declare all the outstanding Obligations to be forthwith due and payable, whereupon the Commitments shall be terminated, and all Obligations shall become and be forthwith due and payable, with notice to Borrower;

(iii)   upon no less than 48 hours' prior written notice to Borrower and without interruption to Borrower's operations, enter onto the property where any Collateral is located and take possession thereof with or without judicial process;

(iv)   exercise all the rights and remedies of Lender on default under the UCC (whether or not the UCC applies to the affected Collateral) to collect, enforce or satisfy any Obligations then owing, whether by acceleration or otherwise; and

(v)   exercise any and all rights and remedies available to it under the Loan Documents, at law or in equity.

For the avoidance of doubt, Lender may sell the Collateral and may do so without giving any warranties as to the Collateral. Lender may specifically disclaim or modify any warranties of title or the like. This procedure will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral. Lender shall have no obligation to marshal any of the Collateral. In addition to the foregoing, upon the occurrence and during the continuation of an Event of Default, Lender shall have the right, without notice to Borrower, to transfer all or any portion of the Equity Interests pledged as Collateral to its name or the name of its nominee or agent. In the event of a transfer pursuant to the immediately preceding sentence, Lender shall within a reasonable period of time thereafter give Borrower written notice of such transfer; provided, however, that (x) failure to give such notice shall have no effect on the rights of Lender hereunder and (y) Lender shall not be required to deliver any such notice if Borrower is the subject of an Event of Bankruptcy or the delivery of such notice is otherwise prohibited by Applicable Laws. Borrower hereby agrees that it shall at its expense and promptly upon request of Lender forthwith, assemble all or part of the Collateral (if and to the extent in the possession or any Loan Party) as directed by Lender and make it available to Lender at a place to be designated by Lender that is reasonably convenient to the Parties.

(c)   Borrower and each Additional Obligor hereby irrevocably constitutes and appoints Lender, acting for and on behalf of itself and each successor or permitted assign of Lender as its true and lawful attorney-in-fact, with full power and authority in the place and stead of Borrower each Additional Obligor and in the name of Borrower, each Additional Obligor or in its own name, at Borrower's sole reasonable cost and expense, subject to the terms of this Agreement and Applicable Laws, to enforce all rights, interests and remedies of Borrower or an Additional Obligor with respect to the Collateral upon the occurrence and during the continuation of an Event of Default, for the purpose of carrying out the provisions of this Agreement, including without limitation, generally to sell, transfer, pledge and make any agreement with respect to or otherwise deal with any Collateral as fully and completely as though Lender were the absolute owner thereof for all purposes, and do, at Lender's option and Borrower's reasonable expense, at any time, or from time to time, all acts and things that Lender reasonably deems necessary to protect, preserve or realize upon the Collateral and Lender's Lien thereon and to effect the intent of this Agreement, all as fully and effectively as Borrower or an Additional Obligor might do.

(d)   From and after any Event of Default and the exercise of remedies by Lender, all payments made under this Agreement or the other Loan Documents and all other amounts received by Lender under this Agreement or the other Loan Documents (including proceeds from any disposition of Collateral) shall be applied as follows:

(i)   *first*, to any fees or costs or expenses payable to Lender hereunder or under the other Loan Documents;

(ii)   *second*, on a *pro rata* basis, to any accrued but unpaid interest and outstanding principal then due and owing and remaining unpaid;

(iii)   *third*, to such other Obligations as remain outstanding; and

(iv)   *fourth*, to Borrower or any other person legally entitled thereto.

(e)   The occurrence of an Event of Default under this Agreement shall constitute an event of default under or within the meaning of any other Loan Documents, and vice versa, and shall entitle Lender to initiate and pursue, in Lender's sole discretion exercised on one or more occasions, and all any rights and remedies available to Lender hereunder and/or under any of the other Loan Documents, with notice to Borrower, any requirement for which is hereby expressly waived by Borrower, anything contained herein or in any Loan Document to the contrary notwithstanding.

Article IX~~ARTICLE IX~~
ADDITIONAL OBLIGORS

Section 9.1   Obligations.

(a)   Each General Loan Obligor shall be jointly and severally liable, as a primary obligor and not merely as a surety, and hereby absolutely, unconditionally and irrevocably guarantees the punctual payment when due, whether at scheduled maturity or on any date of a required prepayment or by acceleration, demand or otherwise, all Obligations, in each case, as defined in and in accordance with the terms set forth in Schedule 9.1(a).

(b)   Each Term Loan Obligor shall be jointly and severally liable, as a primary obligor and not merely as a surety, and hereby absolutely, unconditionally and irrevocably guarantees the punctual payment when due, whether at scheduled maturity or on any date of a required prepayment or by acceleration, demand or otherwise, all ~~Guaranteed~~ Obligations, in each case, as defined in and in accordance with the terms set forth in Schedule 9.1(b).

Section 9.2   Additional Obligors.

(a)   If any Approved Project is owned by a Project SPE which, in turn, is owned by a holding company other than ~~Portfolio 2~~**the Borrower** formed for the exclusive purpose of owning the applicable Project SPE, then such holding company shall become a Term **Loan** Obligor hereunder. Borrower shall present an executed Joinder Agreement executed by such Additional Obligor with the Project Approval Package approved by Lender for such Project pursuant to Section 2.1(a)(i).

(b)   Lender and Borrower may agree from time to time that an additional Affiliate of Borrower will become a General Obligor. Borrower shall present an executed Joinder Agreement executed by such Additional Obligor as and when required by Lender.


Article X~~ARTICLE X~~
GENERAL PROVISIONS


Section 10.1   <u>Amendments</u>. No amendment, modification, terminally, or waiver of any provision of any Loan Document, or consent to any departure by Borrower from any terms of any Loan Document, shall in any event be effective unless the same shall be in writing and signed by Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No notice or demand on Borrower in any case shall entitle Borrower or any other Person to any other or further notice or demand in similar or other circumstances unless such notice is expressly required pursuant to the terms hereof, any Loan Document or by applicable Law.

Section 10.2   <u>Notices, Etc</u>. All notices, demands, requests, and other communications given under this Agreement shall only be effective if they are (a) in writing, (b) sent by hand delivery, by facsimile transmission, by reputable express delivery service, or by certified or registered mail, postage prepaid, and (c) (i) when delivered to the addressee by hand, (ii) when received by the addressee as evidenced by a return receipt signed by the addressee or its agent, and (iii) in the case of facsimile transmissions, when transmitted, answer back received:

(i)   If to Lender, to it at:

Lattice Energea Global Revolver I LLC
~~431 E. 20th St.~~**127 Garfield Place**, Apt. ~~14C~~**2**
~~New York~~**Brooklyn**, NY ~~10010~~**11215**
nparikh@latticeimpact.com
Telephone No.: (847) 971-0931

(ii)   If to ~~any~~ Borrower **or any Loan Party**, to it at:

~~Energea Global LLC~~
9 Cedar Lane
Old Saybrook, CT 06475
mike@energea.com
Telephone No.: (860) 316-7466

(iii) or to such other address (and/or facsimile transmission number) as Borrower or Lender, as the case may be, shall have specified in the latest unrevoked notice sent to the other in accordance with this Section ~~0.2~~**10.2**.

Section 10.3   No Waiver; Remedies. No failure on the part of Lender to exercise, and no delay in exercising, any right, power, or remedy under any of the Loan Documents shall operate as a waiver of such right, power, or remedy, nor shall any single or partial exercise of any right, power, or remedy under any of the Loan Documents, or any abandonment or discontinuance of steps to enforce such a right, power or remedy, preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. The rights, powers and remedies provided in the Loan Documents are cumulative and not exclusive of any rights, powers or remedies that Lender would otherwise have, whether under the Loan Documents, at law, in equity, or otherwise.

Section 10.4   Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that ~~Borrower~~**Lender** may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of ~~Lender~~**Borrower** (and any ~~other~~ attempted assignment or transfer by Borrower without such consent shall be null and void).

Section 10.5   Transfer of Lender's Interests.

(a)   Assignments. Borrower hereby agrees that Lender, at its own cost and expense, shall have the right, subject to written consent from Borrower, to assign all or a portion of its rights and obligations hereunder to one or more investors or other financial institutions.

(b)   Participations. Borrower hereby agrees that Lender, in its sole discretion, shall have the unrestricted right at any time and from time to time, and without the consent of or notice of Borrower, to grant participating interests in its obligation to lend hereunder and/or all or any part of the Obligations to one or more banks or other financial institutions (each, a "Participant"). In the event of any such grant by Lender of a participating interest to a Participant, Lender shall remain responsible for the performance of its obligations hereunder and Borrower shall continue to deal solely and directly with Lender in connection with Lender's rights and obligations hereunder. Lender may furnish any information concerning Borrower in its possession from time to time to Participants and prospective Participants, provided that Lender shall require any such Participants and prospective Participants to agree in writing to maintain the confidentiality of such information, except as required by applicable laws or Governmental Authorities, and provide notice to Borrower of such action.

(c)   Indemnification. Borrower shall jointly and severally indemnify Lender and each Related Party of Lender (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the reasonable fees, charges and disbursements of any counsel for any Indemnitee) incurred by any Indemnitee or asserted against any Indemnitee by any third party or by Borrower arising out of, in connection with, or as a result of: (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder, the consummation of the transactions contemplated hereby or thereby, or the administration of this Agreement and the other Loan Documents, (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or Release of Contaminants on or from any property owned or operated by Borrower or Project SPE or any Subsidiary and related in any way to any activity of Borrower or Project SPE or such Subsidiary, or any liability resulting from any Environmental Claim related in any way to any activity of Borrower or Project SPE or any Subsidiary, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by Borrower, and regardless of whether any Indemnitee is a party thereto, in all cases, whether or not caused by or arising, in whole or in part, out of the comparative, contributory or sole negligence of any Indemnitee; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee.

Section 10.6   Right of Setoff. Borrower hereby grants to Lender a continuing lien, security interest and right of setoff as security for all of the Obligations and other liabilities of Borrower to Lender or any Affiliate of Lender, whether now existing or hereafter arising, upon and against all its deposits, credits, collateral and property, now or hereafter in the possession, custody, safekeeping or control of Lender or any entity under the control of Lender's parent company, if any, and its successors and assigns or in transit to any of them. At any time and from time to time after the occurrence and during the continuance of an Event of Default, without demand or notice (any such demand or notice being expressly waived by Borrower), Lender may setoff the same or any part thereof and apply the same to any Obligation or other liability of Borrower to Lender, even though unmatured, irrespective of whether or not Lender shall have made any demand under this Agreement or any other Loan Document and regardless of the adequacy of any other collateral securing such Obligations and liabilities. The rights of Lender under this Section 10.6 are in addition to other rights and remedies (including, without limitation, other rights of setoff) which Lender may have.

Section 10.7   Governing Law; Jurisdiction.

(a)   This Agreement and the other Loan Documents shall be construed in accordance with and governed by the laws of the State of New York (excluding the laws applicable to conflicts or choice of law). It is the express intention of Lender and Borrower that the laws of the State of New York (but not its conflict of laws rules) apply to the entirety of the transactions evidenced by the Loan Documents.

(b)   Borrower hereby irrevocably submits, for itself and its property, to the nonexclusive jurisdiction of any Delaware State or United States Federal court sitting in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the other Loan Documents, or for recognition or enforcement of any judgment, and Borrower hereby irrevocably and unconditionally agrees that all claims in respect to such action or proceeding may be heard and determined in such Delaware State or Federal court. Borrower and Lender agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c)   Nothing in this Section 10.7 shall affect the right of Lender to serve legal process in any other manner permitted by law or affect any right that Lender may otherwise have to bring an action or proceeding relating to this Agreement or the other Loan Documents against Borrower or its properties in the courts of any jurisdiction.

Section 10.8   Entire Agreement, Severability of Provisions.

(a)   This Agreement and the other Loan Documents are intended by the parties as the final, complete and exclusive statement of the transactions evidenced by this Agreement and the other Loan Documents. All prior or contemporaneous promises, agreements and understandings, whether oral or written, are deemed to be superseded by this Agreement and the other Loan Documents, and no party is relying on any promise, agreement or understanding not set forth in this Agreement and/or the other Loan Documents. This Agreement and the other Loan Documents may not be amended or modified except by a written instrument describing such amendment or modification executed by Borrower and Lender. Nothing in this Agreement or in the other Loan Documents, express or implied, is intended to confer upon any party other than the parties hereto and thereto, any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

(b)   If any one or more terms or provisions contained in this Agreement or in any of the other Loan Documents or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be held invalid, illegal or unenforceable, such terms or provisions shall be ineffective as to such jurisdiction only to the extent of such invalidity, illegality or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or thereof or the application of such term or provision to circumstances other than those as to which it is held invalid, illegal or unenforceable. The parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 10.9   Waivers.

(a)   Jury Waiver. BORROWER AND LENDER MUTUALLY HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED HEREON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER LOAN DOCUMENTS OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY, INCLUDING, WITHOUT LIMITATION, ANY COURSE OF

CONDUCT, COURSE OF DEALINGS, STATEMENTS OR ACTIONS OF LENDER RELATING TO THE ADMINISTRATION OF ANY OF THE LOANS OR ENFORCEMENT OF ANY OF THE LOAN DOCUMENTS, AND AGREE THAT NEITHER PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.

(b)   Waiver of Consequential Damages, Etc. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BORROWER AND LENDER AGREE NOT TO ASSERT, AND HEREBY WAIVE, ANY CLAIM AGAINST ONE ANOTHER, ON ANY THEORY OF LIABILITY, FOR SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES (AS OPPOSED TO DIRECT OR ACTUAL DAMAGES) ARISING OUT OF, IN CONNECTION WITH, OR AS A RESULT OF, THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR ANY AGREEMENT OR INSTRUMENT CONTEMPLATED HEREBY, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, ANY LOAN OR THE USE OF THE PROCEEDS THEREOF. NO INDEMNITEE SHALL BE LIABLE FOR AN DAMAGES ARISING FROM THE USE BY UNINTENDED RECIPIENTS OF ANY INFORMATION OR OTHER MATERIALS DISTRIBUTED BY IT THROUGH TELECOMMUNICATIONS, ELECTRONIC OR OTHER INFORMATION TRANSMISSION SYSTEMS IN CONNECTION WITH THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 10.10 Survival of Agreement. All covenants, agreements, representations and warranties made by Borrower in this Agreement and in the certificates or other instruments prepared or delivered by it or on its behalf in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by Lender and shall survive the making by Lender of the Loans and delivery of this Agreement and the other Loan Documents, regardless of any investigation made by Lender or on its behalf, and shall continue in full force and effect as long as any Obligation is outstanding and so long as the Commitments have not been terminated. The provisions of ~~Sections [~~_____]**Article I, and Article X** hereof shall survive and remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of the Obligations, the expiration of the Revolving Loan Commitment, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of Lender.

Section 10.11 Construction. Each covenant contained in Articles V, VI and VII of this Agreement shall be construed (absent an express contrary provision therein) as being independent of each other covenant contained herein, and compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.

Section 10.12 Captions. Article and Section titles in the Loan Documents are included for convenience only and do not define, limit, or describe the scope of the provisions thereof.

Section 10.13 Counterparts. This Agreement may be executed and delivered in any number of counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute but one and the same agreement. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
THE NEXT PAGE IS THE SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

ENERGEA GLOBAL LLC

By: _____
      Name: Michael Silvestrini
      Title: Manager

By: _____
      Name: Chris Sattler
      Title: Manager

ENERGEA PORTFOLIO 2 LLC

By: _____
      Name: Michael Silvestrini
      Title: Manager

By: _____
      Name: Chris Sattler
      Title: Manager

ENERGEA GERAÇÃO DISTRIBUÍDA DE ENERGIA DO BRASIL S.A.

By: _____
      Name: Michael Silvestrini
      Title: Manager

By: _____
      Name: Chris Sattler
      Title: Manager

LATTICE ENERGEA GLOBAL REVOLVER I LLC

By: _____
        Name: Neal Parikh
        Title: Partner

By: _____
        Name: Krishnan Raghunathan
        Title: Partner

Schedule 4.12 Debt and Liens

N/A

Schedule 4.18 Environmental Matters

N/A

Schedule 4.22 Plans/Multiemployer Plans

N/A

Schedule 4.23 Insurance

Project SPE	Construction/GL/Property	Carrier	Policy Number
Divinopolis II	Construction GL	Mitsui	1510011180
	Construction Property	Sompo	6700007399
Divinopolis	Construction GL	Mitsui	1510011295
	Construction Property	Mitsui	1670001131
Iguatama	Property	Fairfax	046692023100101180002109
	General Liability	Fairfax	1005100008655
Micros	Construction GL	Mitsui	1510011281
	Construction Property	Mitsui	1670001112
	Property	Fairfax	046692023100101180002109
	General Liability	Fairfax	1005100008655
Pedra do Indaia	Property	Fairfax	046692023100101180002109
	General Liability	Fairfax	1005100008655
	Construction GL	Mitsui	1510011198
	Construction Property	Mitsui	6700007477

Schedule 4.24(a) Owned Real Property

a. Energea Portfolio 2 LLC: N/A

b. Energea Geração Distribuída de Energia do Brasil S.A.: N/A

c. Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda.: N/A

d. Energea Pedra do Indaiá Ltda.: N/A

e. Energea Araxá I Ltda.: N/A

f. Energea Divinópolis Ltda.: N/A

g. Energea Divinópolis II Ltda.: N/A

h. Energea Micros I Ltda.: N/A

Schedule 4.24(b) Leased Real Property

Loan Party	Leased Real Property	Address
Energea Portfolio 2 LLC	N/A	N/A
Energea Geração Distribuída de Energia do Brasil S.A.	N/A	N/A
Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda.	Surface Rights Agreement dated August 26, 2020, with Hamilton Aparecido Garcia	Property located in Iguatama/MG, registered under No. R-2-592.
Energea Pedra do Indaiá Ltda.	Surface Rights Deed, dated September 16, 2022, with Agropecuária Tapera Ltda.	Property located in Pedra do Indaiá/MG, called "Fazenda Tapera", registered under No. 13.574.
Energea Araxá I Ltda.	Lease Agreement dated February 18, 2022, with Jordelino José Carneiro Neto and Palmira Barcelos Carneiro.	Property located in Araxá/MG, called "Fazenda Córrego do Sal", registered under No. 46.242.
Energea Divinópolis Ltda.	Lease Agreement dated May 4, 2022, with Jerônimo Rodrigues dos Santos.	Property Located at Divinopolis/MG, called "Fazenda do Brejinho", registered under No. 25.533.
Energea Divinópolis II Ltda.	Lease Agreement dated March 10, 2022, with Beraldo Ferreira and Nilda Maria Gomes Ferreira.	Property Located in Divinopolis/MG, called "Córrego Sugo", registered under No. 25.462.
Energea Micros I Ltda. Beto	Lease Agreement dated December 20, 2022 with Espólio de Paulo Roberto Pacca de Souza Brito.	Property located in Vassouras/RJ, called "Bacia Vieira de Macedo", registered under No. 8.796.
Energea Micros I Ltda. Granja Bambu	Lease Agreement with Espólio Sebastião Hudson e Espólio de Thereza Almerinda da Conceição	Property located in Vassouras/RJ, called "Monte Razo", registered under No. 1.381.

Loan Party	Leased Real Property	Address
Energea Micros I Ltda. Granja Escola	Lease Agreement with Espólio Sebastião Hudson e Espólio de Thereza Almerinda da Conceição	Property located in Vassouras/RJ, registered under No. 602.
Energea Micros I Ltda. Granja Platô	Lease Agreement with Sebastião Hudson Filho	Property located in Paty dos Alferes/RJ, called "Imóvel Jacó e Guarda Mor", registered under No. 4.009.
Energea Micros I Ltda. Jurema I	Lease Agreement with Luiz Carlos Fernandes Ribeiro and Marinete Fernandes Ribeiro	Property located in Paty dos Alferes/RJ, registered under No. 294
Energea Micros I Ltda. Jurema II	Lease Agreement with Luiz Carlos Fernandes Ribeiro and Marinete Fernandes Ribeiro	Property located in Vassouras, called "Granja n Número 35", registered under No. 10.995.
Energea Micros I Ltda. Karol II	Lease Agreement with Karolayne Maciel Conde	Property located in Petropolis/RJ, called "Viuva Bastos", registered under No. 204
Energea Micros I Ltda. Karol III	Lease Agreement with Karolayne Maciel Conde	Property located in Petropolis/RJ, called "Viuva Bastos", registered under No. 204
Energea Micros I Ltda. Reinaldo I	Lease Agreement with Reinaldo da Silva Machado	Property located in Paty dos Alferes/RJ, called "Fazenda São Luiz Boa Vista", registered under No. 3.950.
Energea Micros I Ltda. Rosane I	Lease Agreement with Rosane da Costa Maciel	Property Located in Paty dos Alferes/RJ, called "Viuva Bastos", registered under No. 5.590.
Energea Micros I Ltda. Rosane III	Lease Agreement with Rosane da Costa Maciel and Orlanda da Costa Maciel	Property Located in Paty dos Alferes/RJ, called "Viuva Bastos", registered under No. 5.591.

Loan Party	Leased Real Property	Address
Energea Micros I Ltda. **Sapucaia I**	**Lease Agreement with Carlos Alberto dos Santos Junior and Sebastião Lopes de Carvalho**	**Property located in Sapucaia/RJ, called "Sitio Nossa Senhora da Paz", registered under No. 2.332.**

Schedule 6.4

Approved Projects as of December 2023

No.	Project	Reference #	Approval Date	Approved Amount (US$)
1.	Iguatama, Brazil 2.25 MW ac	BRZ-IGU	10/9/2020	$1,775,000.00
2.	Pedra do Indaiá, Brazil 2.50 MW ac	BRZ-PED	9/3/2021	$1,900,000.00
3.	Divinópolis, Brazil 2.50 MW ac	BRZ-DIV	10/14/2022	$1,360,000.00
4.	Divinópolis III	BRZ-DIV-III	12/19/2023	$0
5.	Araxa I	BRZ-ARX	12/19/2023	$0
6.	Micros I - Beto	BRZ-MIC-BTO	12/19/2023	$0
7.	Micros I - Granja Bambu	BRZ-MIC-GBB	12/19/2023	$0
8.	Micros I - Granja Escola	BRZ-MIC-GES	12/19/2023	$0
9.	Micros I - Granja Platô	BRZ-MIC-GPT	12/19/2023	$0
10.	Micros I - Jurema I	BRZ-MIC-JM1	12/19/2023	$0
11.	Micros I - Jurema II	BRZ-MIC-JM2	12/19/2023	$0
12.	Micros I - Karol II	BRZ-MIC-KR2	12/19/2023	$0
13.	Micros I - Karol III	BRZ-MIC-KR3	12/19/2023	$0
14.	Micros I - Reinaldo I	BRZ-MIC-RND	12/19/2023	$0
15.	Micros I - Rosane I	BRZ-MIC-RS1	12/19/2023	$0
16.	Micros I - Rosane III	BRZ-MIC-RS3	12/19/2023	$0
17.	Micros I - Sapucaia I	BRZ-MIC-SPC	12/19/2023	$0

Current P2 Assets as of December 2023

Project Name	Status	kWdc	kWac	Budget $	CFADS	Balance $
Iguatama	Operational	2,706	2,250	2,547,527	48,281	-
Pedra do Indaiá	Under Construction	3,000	2,500	4,188,317	56,908	-
Divinópolis II	Under Construction	2,971	2,500	3,463,050	59,427	942,927
Divinópolis III	Under Construction	3,125	2,500	3,165,789	60,232	2,387,142
Araxá I	Contracted Backlog	3,125	2,500	3,642,653	58,980	3,354,525
Araxá II	Contracted Backlog	3,125	2,500	3,669,094	59,070	3,380,410
Micros I - Beto	Operational	100	75	82,702	14,682	-
Micros I - Granja Bambu	Operational	100	75	82,614	-	-
Micros I - Granja Escola	Operational	100	75	82,590	-	-
Micros I - Granja Platô	Operational	100	75	69,508	-	-
Micros I - Jurema I	Under Construction	100	75	82,795	-	-
Micros I - Jurema II	Under Construction	100	75	82,903	-	-
Micros I - Karol II	Operational	100	75	83,362	-	-
Micros I - Karol III	Operational	100	75	82,580	-	-
Micros I - Reinaldo I	Operational	100	75	82,804	-	-
Micros I - Rosane I	Operational	100	75	82,614	-	-
Micros I - Rosane III	Operational	100	75	82,773	-	-
Micros I - Sapucaia I	Operational	100	75	82,749	-	-
Corumbaíba	-	3,125	2,500	3,141,768	-	2,900,886
Diamantina	-	-	3,125	2,500	3,480,923	-	3,366,666
Formiga I	-	-	3,125	2,500	3,529,672	-	3,405,081
Aparecida do Taboado II	-	3,125	2,500	3,458,948	-	3,363,380

Schedule 6.15 - Affiliate Contracts

a. Energea Portfolio 2 LLC: N/A

b. Energea Geração Distribuída de Energia do Brasil S.A.: N/A

c. Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda.:

- **Equipment Rental Agreement with Consorcio de Geração Compartilhada de Energia Eletrica Energea;**
- **O&M Service Agreement with Consorcio de Geração Compartilhada de Energia Eletrica Energea.**

d. Energea Pedra do Indaiá Ltda.:

- **Equipment Rental Agreement with Consorcio de Geração Compartilhada de Energia Eletrica Energea;**
- **O&M Service Agreement with Consorcio de Geração Compartilhada de Energia Eletrica Energea.**

e. Energea Araxá I Ltda.:

- **Equipment Rental Agreement with Consorcio de Geração Compartilhada de Energia Eletrica Energea;**
- **O&M Service Agreement with Consorcio de Geração Compartilhada de Energia Eletrica Energea.**

f. Energea Divinópolis Ltda.:

- **Equipment Rental Agreement with Consorcio de Geração Compartilhada de Energia Eletrica Energea;**
- **O&M Service Agreement with Consorcio de Geração Compartilhada de Energia Eletrica Energea.**

g. Energea Divinópolis II Ltda.:

- **Equipment Rental Agreement with Consorcio de Geração Compartilhada de Energia Eletrica Energea;**
- **O&M Service Agreement with Consorcio de Geração Compartilhada de Energia Eletrica Energea.**

h. Energea Micros I Ltda.: N/A

Schedule 7.1 Security Documents

A.   Security Documents.

    (i)   As of (x) the Closing Date in accordance with Section 3.1(a), (y) each Drawdown Date for any Revolving Loan in accordance with Section 3.2(f), and (z) each Drawdown Date for any Term Loan in accordance with Section 3.3(e) of the Credit Agreement, Borrower shall, or shall cause the applicable Loan Party to, execute and deliver to Lender each Security Document required hereunder not previously delivered as of such date.

    (ii)   "Security Documents" means (i) the Security Agreements as defined in part B below, (ii) the filings contemplated in part C below, (iii) each additional Loan Document necessary to grant Lender a perfected security interest in all right, title, and interest of the Loan Parties, in and to the Collateral free of all other Liens thereon other than Permitted Liens, and (iv) all authorizations, consents, approvals, licenses, leases, rulings, permits, certifications, exemptions, submissions to or filings for registration by or with any Governmental Authority that are necessary in order to establish, protect, preserve and perfect Lender's Lien on the Collateral.

B.   Security Agreements.

    (i)   "Security Agreements" means, from time to time, the agreements required as indicated in the tables set forth below in clause (ii).

    (ii)   Each of Borrower and the Loan Parties shall be obligated to deliver fully executed copies of the following to Lender on the dates set forth below (as of each date, to the extent not executed and delivered to Lender previously). References below to Approved Projects refers to all Approved Projects as of the applicable date as that list may be revised from time to time.

Date Required	*Agreement*	*Granting Loan Party*	*Relevant Collateral*
Second Amendment Closing Date	**Pledge Agreement**	**Borrower**	**All outstanding membership interests in [ ] owned by Borrower**
Closing Date	**Fiduciary Lien over Shares**	**Michael Paul Silvestrini, Chris Sattler and Antonio Carlos Nether Ferreira Pires**	**All outstanding equity interests in Energea Geração Distribuída de Energia do Brasil S.A. ("Energea Brasil")**
Closing Date	**Fiduciary Assignment of Credit Rights and Accounts Administration (one for each applicable Project SPE)**	**Energea Brasil and each Project SPE which owns an Approved Project**	**All receivables from Project Agreements, Insurance and balance/ investments on escrow account**
Closing Date	**Fiduciary Lien over Shares/Quotas (one for each applicable Project SPE)**	**Shareholders of each applicable Project SPE**	**All outstanding equity interests in any Project SPE that owns an Approved Project**

Date Required	Agreement	Granting Loan Party	Relevant Collateral
Closing Date	**Fiduciary Lien over Assets (one for each applicable Project SPE)**	**Each Project SPE which owns an Approved Project**	**All equipment owned by each applicable Project SPE**
Drawdown Date for Revolving Loan or Term Loan	**Account Agreement for each Permitted Account**	**Each Project SPE which owns an Approved Project**	**All security of deposit accounts of each applicable Project SPE**
Drawdown Date for Revolving Loan or Term Loan	**Any agreement set forth above not provided previously**	**As set forth above, as applicable**	**As set forth above, as applicable**

C. **Filings and Instruments. Each of Borrower and the Loan Parties shall be obligated to make the following filings and deliver to Lender fully-executed copies of the following on the dates set forth below (as of each date, to the extent not executed and delivered to Lender previously). References below to Approved Projects refers to all Approved Projects as of the applicable date as that list may be revised from time to time.**

Date Required	Filing/Instrument	Granting Loan Party	Relevant Collateral
Second Amendment Closing Date	**UCC-1 Filing**	**Borrower**	**All outstanding membership interest in Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda., Energea Pedra do Indaiá Ltda., Energea Araxá I Ltda., Energea Divinópolis Ltda., Energea Divinópolis II Ltda., Energea Micros I Ltda. owned by Borrower.**
Second Amendment Closing Date	**Undated, executed transfer instrument and certificate of membership interest**	**Borrower**	**All outstanding membership interest in Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda., Energea Pedra do Indaiá Ltda., Energea Araxá I Ltda., Energea Divinópolis Ltda., Energea Divinópolis II Ltda., Energea Micros I Ltda. owned by Borrower**
Drawdown Date for Revolving Loan or Term Loan	**Assignment Notifications as to each Material Project Document for each Approved Project**	**Energea Brasil and each Project SPE which owns an Approved Project**	**Energea Brasil and each Project SPE which owns an Approved Project**
5 Business Days from the execution date of the Fiduciary Lien over Shares	**Annotation of the Fiduciary Lien on Energea Brasil's registered Share Register**	**Michael Paul Silvestrini, Chris Sattler and Antonio Carlos Nether Ferreira Pires**	**All outstanding equity interests in Energea Brasil**
10 days from the	**Register before the**	**Michael Paul**	**All outstanding equity**

Date Required	Filing/Instrument	Granting Loan Party	Relevant Collateral
execution date of the Fiduciary Lien over Shares	competent Registry of Titles and Deeds	Silvestrini, Chris Sattler and Antonio Carlos Nether Ferreira Pires	interests in Energea Brasil
5 Business Days from the execution date of the	Registered amendment to the Articles of Association of the	Shareholders of each applicable Project SPE	All outstanding equity interests in any Project SPE that owns an
Fiduciary Lien over Shares/Quotas	Project SPE		Approved Project
10 days from the execution date of the Fiduciary Lien over Shares/Quotas	Register before the competent Registry of Titles and Deeds	Shareholders of each applicable Project SPE	All outstanding membership interest in any Project SPE that owns an Approved Project
10 days from the execution date of the Fiduciary Assignment of Credit Rights and Accounts Administration	Register before the competent Registry of Titles and Deeds	Energea Brasil and each Project SPE which owns an Approved Project	All receivables from Project Agreements, Insurance and balance/ investments on escrow account
10 days from the execution date of the Fiduciary Lien over Assets	Register before the competent Registry of Titles and Deeds	Each Project SPE which owns an Approved Project	All equipment owned by the Project SPE that will be used in the construction of the Approved Project
Drawdown Date for Revolving Loan or Term Loan relating to an Approved Project owned indirectly by Portfolio 1	UCC-1 Filing	Borrower	All outstanding membership interest in Portfolio 1 owned by Borrower
Drawdown Date for Revolving Loan or Term Loan relating to an Approved Project owned indirectly by Portfolio 1	Undated, executed transfer instrument and certificate of membership interest	Borrower	All outstanding membership interest in Portfolio 1 owned by Borrower
Drawdown Date for Revolving Loan or Term Loan	Any filing, notice or instrument set forth above not provided previously	As set forth above, as applicable	As set forth above, as applicable

Schedule A

Loan Documents

1. Credit Agreement dated October 5, 2020 among Prior Borrower, New Borrower, Energea Brasil, and Lender, as amended by 1st Amendment to Credit Agreement dated December 9, 2020

2. Revolving Loan Note dated October 5, 2020 made by Prior Borrower in favor of Lender

3. Term Loan Note dated October 5, 2020 made by Prior Borrower in favor of Lender

4. Amended and Restated Pledge Agreement dated October 5, 2020 among Prior Borrower and Lender*

5. Warrant to Purchase Class B Membership Interests dated October 5, 2020 issued by Prior Borrower to Lender**

*To be terminated.

**Agreement and related obligations retained by Prior Borrower and not being assumed by New Borrower.